'127

06019315

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Kuzbassenergo

*CURRENT ADDRESS #30, Kuznetsky prospect
OSP-2, Kemerovo, 650000
Russian Federation

**FORMER NAME

PROCESSED

**NEW ADDRESS

DEC 20 2006

THOMSON FINANCIAL

FILE NO. 82- 4633

FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 12/18/06

Approved by the Board of Directors
of JSC "Kuzbassenergo"
from the 6th May, 2005
Minutes № 16/10

Approved by the General Meeting of
shareholders of JSC "Kuzbassenergo"
from the 27th of June, 2005
Minutes №13

82-4633

ANNUAL REPORT
OF OPEN JOINT STOCK COMPANY
OF ENERGY AND ELECTRIFICATION
OVER RESULTS OF THE YEAR 2004.

12-31-04
AR/S

CONTENTS

ANNUAL REPORT
OF OPEN JOINT STOCK COMPANY
OF ENERGY AND ELECTRIFICATION
OVER RESULTS OF THE YEAR 2004.

Chairman of the Board of directors
addresses to Shareholders.

Dear Shareholders!

Last year the Company achieved new success in its development: the level of its capitalization and investment appeal increased, quality of corporate governance improved, preliminary stage of reforming was completed in full.

The Board of directors performed its duties responsibly and effectively, provided timely and accurate adoption of optimal and necessary governance decisions, granting the concern of the Company, shareholders and other interested parties.

The Board of Directors defining the major priority activity of the Company approved business plan and budget, control figures showing cashflow range and report on its realization, collective agreement fro 2005 – 2006, examined the questions about management of non-profile assets and affiliates and subsidiaries, realization of the reforming program, other important questions of the Company's activity. Planned level of profitability of cumulative assets for year.

The Board of directors by its decision defined the main and priority task of the Company as continuous and reliable electricity and heat energy delivery to consumers. As result the Company following the totals of preparation for winter season 2004-2005 was recognized as the best of the Holding company JSC RAO "UES of Russia ".

The skilled and professional team of managers carrying out decisions of the Board of directors together with professionals of energy sector, has achieved significant results at difficult position of the Company. For today we on many parameters are one of leaders of power of the Russian Federation.

Organizing the working process of the Board of directors, we always take into account the interests of our shareholders, employers of the Company, others interested in activity of the Company, we make the maximal efforts that the Company always, at any situation, work steadily and effectively.

Chairman of the Board of directors A.A. Vagner

General Director
Chairman of the Management Board addresses to Shareholders

Dear Shareholders!

The year 2004 has become a year of intensive state regulation of main economic sector's activity of Russia.

The State defined a long-term outlook of development and reforming of state energy power in whole and of individual enterprises of this sector. Major principles of a tariff policy according to which the tariffs for heat and the electricity approved not less than for one year that has underlain restriction and stabilization of tariffs for consumers are subject to changes. The process of creation of eclectic power and capacity's free market, energy enterprise's division on business types under reforming was developing.

In the year 2004 the reporting reform of Russian enterprises, transition to international accounting standards aimed to provide an openness and transparency of Russian companies for shareholders and investors understanding kept on.

This objective processes defined in many respects conditions and results of the Company's activity in the reporting period.

In the field of pricing the Company underwent certain difficulties.

With a view of stabilization of tariffs for heat and electricity, since 2003 the tariffs approved for year and are subject to any changes during a year, i.e. any inflation process in the State of price increasing for raw materials of goods. As before the problem of cross subsidization under continues entry of prime consumers of Kemerovo region to free market of electricity. As a result of decisions accepted by Kemerovo regional Energy Committee in 2003-2004, difference between tariffs on heat and electricity, fixed for wholesale reseller and for ultimate consumer increased essentially. Fulfilling this decision the Company provided wholesale resellers of electricity at the tariffs that did not cover our expenses. Actually a transfer of bankroll in favor of monopolists - producers of raw materials and goods, resellers companies realized through the tariff system in the year 2004.

Nevertheless all programs on equipment repair, technical re-equipment and capital construction were realized under conditions of difficult financial situation, due to well coordinated work of our managers and of all collective of the Company. The Kuzbass energy system was prepared for winter season and optimal fuel-weight was provided. In 2004 working output of energy was 22,6 milliards kwh, and of heat energy – 13,4 Gcal.

Income from realization of produced electricity and heat energy was 17,1 milliard roubles, but taking into account a transit – 20,6 milliard roubles. Totally the plan of realization was fulfilled by 101,8%. Over the results of the year 2004 our Company was recognized one of the best energy companies in the system RAO "UES of Russia". Well organized during the year sales activity has ensure realization of a plan of sales and accounts for electricity and heat energy that helped to form an income part of a budget.

All this allowed to carry out valuable day-to-day activity of the Company but also timely fulfill our financial liabilities arisen after signing of amicable agreement with creditors under the issue from bankruptcy in 2001. The total amount of tax payments was 3,5 milliard roubles in 2004. Accounts payable was decreased for RUR 507 million.

In 2004 the company continued to reform. The project of reforming of the Company was prepared and submitted for approval to major shareholders and to authorized bodies of State Governance. All non-profile and service activities were excluded from the structure of the Company including moving of operative and service personnel, energy-repair affiliates – joint stock companies "Kuzbass energy-repairing company", "Kuzbssetremont", "Engineering and analytical center "Kuzbasstekhenergo", it was started transferring of non-profile assets to affiliates – closed joint stock companies "Medico sanitary Center "Health Center "Energetic" and "Auto transport enterprise Kuzbassenergo". We work actively on segregation and transferring of interregional network objects.

Since 01 of April 2005 it is planning launching of competitive wholesale market of electricity and capacity in the Siberian region. Our Company refers to the unique energy systems that can buy and sell electricity and capacity. We will be able as full subject of this segment to sell to 5% of electricity declared in the power balance and to buy to 15%. Selling of electricity at competitive prices will let us to ameliorate financial figures of the Company.

In the process of all aforementioned reorganization the Company become a holding company which key factors are investment appeal increasing, rights protection of shareholders and labour staff, continuous improving of principles and methods of corporate and operative governance, openness of the company and readiness to any changes and constructive dialogue with all groups of interested persons. As a result of our work was increasing of capitalization of the company in 2004 from 292,9 million to 412,7million USA dollars.

Team of managers and all our labour staff are working for the purpose of increasing of financial and operative results of the Company, of essential reforming for successful competition in the changeable situation at the energy market.

General director-
Chairman of Management Board of JSC "Kuzbassenergo" S. N. Mikhailov

Summary of performance results of the Company
in the year 2004

operating results	unit	2003	2004	deviation from last year; %
Electricity produced by power plants	million kwh	24866,8	22780,3	-8,4
Electricity generated by station bus	million kwh	22361,5	20415,3	-8,7
Heat generated to consumers	Thousand Gcal	14653,6	14233,5	-2,9
Specific weight of electricity to auxiliary,				
Electricity production	%	7,64	7,75	1,4
Heat generation	Kwh/Gcal	41,61	42,33	1,7
Specific weight of fuel for production				
Electricity production	G/kwh	362,65	363,11	0,1
Heat generation	kG/Gcal	150,72	149,43	-0,9
Fuel consumption for production, total	thousand t.s.f.	10318,0	9540	-7,5
Including - coal	%	91,1	90,69	-0,4
natural gas	%	4,9	5,33	8,8
coke gas	%	2,7	2,73	3,0
blast-furnace gas	%	0,9	0,82	-9,9
mazout	%	0,45	0,43	-4,4
- saving/+electricity consumption overrun for auxiliary from standard	Thousand kwh	-11863	-17184	9,8
-saving/+overrun of fuel from standard	t.s.f.	-11127	-13028	54,4
Income from realization, including	RUR, million	16 993	16 704	-1,7
electricity	RUR, million	13 398	12 612	-5,2
Heat energy	RUR, million	3 153	3 497	10
Net cost	RUR, million	15 325	14 825	-3,26
Sales income	RUR, million	1 668	1 878	12,65
Net income	RUR, million	790	-390,5	


Восточные
электрические сети
Кемерово
Северные
электрические сети
Белово
Центральные
электрические сети
Новокузнецк
Мыски
Калтан
Южные
электрические
сети
- ТЭС Кузбассэнерго
- ПС 500 кВ
- ВЛ 500 кВ
- ВЛ 1150 кВ

Geographical Situation

Kemerovo region is situated in the southeast of West Siberia and the distance from western and eastern borders of Russia to Kuzbass is nearly the same. Kemerovo region is in the sixth time zone. The northern edge point of the area is on the border of Mariinsk administrative district with Tomsk region, the southern one is in spurs of the Abakan Mountains on the junction of borders of Republic of Gorny Altai and Khakassiya. The eastern edge point is in Tyazhinsky district, but the western - in Yurginsky district.

Kemerovo region is situated in moderate widths, between 52°08' and 56°54' northern width, and 84°33' and 89°28' eastern longitude.

Existing bounds of the region were formed 26 January 1943. Region's area is 95,5 thousand km, that is 4% of the territory of Western Siberia and 0,56% of the whole territory of Russia. Territory of Kuzbass is the smallest in the Western Siberia. At the same time the territory of our region is more than some countries of Western Europe (Hungary's territory is 83,3 thousand km2, Ireland -70 thousand km2, Norway – 62 thousand km2, Switzerland – 41 thousand km2, Belgium – 30,5 thousand km2.)

The administrative borders of Kemerovo region are on land (without sea-way). In the north it borders with Tomsk region, in the east with Krasnoyarsk territory and Republic of Khakassiya. In the south borders pass on the main mountains of Gornaya Shoriya and Salairsky ridge with the Republic of Gorny Altai and Altaysky territory, in the west - on plain with Novosibirsk region. The extent of Kemerovo region from north to south is nearly 500 km, from the west to the east - 300 km. The population is about 2859,3 thousand people on the 1st January 2005.

It is a peculiarity of geographical situation of Kemerovo region that it is situated in a depth of large land near the centre of Eurasia continent, between Western and Eastern Siberia, and the distance from any sea or oceans is very far. The distance to the nearest northern sea - Karskoye – is almost 2000 km, and to the nearest southern sea – Black sea is more then 4500km.

History

At the beginning of XX century there were 2 little power plants on the territory of Kemerovo region: its capacity was 360kw in the Mikhelson mining in Anzhero-Sudzhens city and 50 kw in Kolchughin. This power plants were destined for mining lighting.

Only since 1930 energy system began its forming, when according to the GOELRO's plan it was began construction of two largest power plants for those times, also high-voltage line.

1930 –construction of Kemerovo GRES and TETS (heat power plant) of Kuznetsky metallurgical plant, and substation and Overhead transmission line-110kw started.

1932 - heat and electricity supply by heat power plant of Kuznetsky metallurgical plant (HPP KMP) was started. Substations of Osinniky, Mundybash and Prokopievsk were switched on through overhead transmission line-110 from TETS KMK, which capacity to the end of the year was 50megawatt.

1934 – Kemerovo GRES, Leninsk substation, Anzhero-Sudzhensk, Belovo through the overhead transmission line-110 from Kemerovo GRES started their functioning.

1935 – TETS KMK got its full capacity in 108 megawatt; construction of Kemerovo TETS started.

1936 – Construction of transmission line 110kwt of voltage between such cities as Belovo and Prokopievsk was finished, TETS and Kemerovo GRES started work parallel for common electricity network - that was a start for energy system of Kuzbass.

1939 – the first generator with a capacity 6 megawatt was switched on at the Kemerovo TETS.

1943 – Management Board of Kuzbass was reorganized; North electricity network and South electricity network were organized.

That 1943 year the State Committee of Defense of USSR accepted a resolution about creation on the base of Kemerovo energy plant the regional energy department "Kemerovoenergo", consolidated such institutions as Kemerovo GRES, Administration of North region of electricity network, and Administration of South region of electricity network, Repair and maintenance Plant, Energosbyt, Central production and research laboratory.

1944 – the first turbogenerator was switched on at the Kuznetskaya TETS built on the base of evacuee in 1941 equipment.

1948 – Kemerovo TETS formed part of Kuzbass regional energy administration "Kemerovoenergo".

1950 – construction of Novokemerovskaya TETS started.

1951 – 2 turbogenerators with a capacity 50megawat putted into operation at the South-Kuzbass GRES.

1953- Construction of Tom-Usinskaya GRES started.

1954 – Kemerovoenergo was reorganized to the Kuzbass regional energy administration.

1955 – the first turbogenerator was put into operation at the Novokemerovskaya TETS.

1956 – South Kuzbass GRES got its full capacity in 500 megawatt.

1958- the first power unit of the Tom-Usinskaya GRES putted into operation.

1963 – the first turboset putted into operation at the West-Siberian TETS.

1964 – the first power unit with a capacity 200megawatt putted into operation at the Belovskaya GRES. In the structure of "Kuzbassenergo" were organized such institutions as Eastern and Central electricity network.

1965- Tom-Usinskaya GRES got its full capacity in 1300 megawatt.

1966 - Kuzbass regional energy administration "Kuzbassenergo" was decorated with order of the Order of the Red Banner of Labour ZSFSR for development of new power equipment and providing consumers with effective energy supply.

1967 – For the first time RC SS "novo-Anzherskaya" was energized 500kw.

1968- Belovskaya GREs got its full capacity in 1200megawatt.

1975 – Belovskaya GRES was decorated with the Order " The Badge of Honor".

1985 – the second circuit of Overhead transmission line-500 Sayano-Shoushenskaya GES-SS "Novokuznetskaya" .

1994 – the first General meeting of shareholders of JSC "Kuzbassenergo" took place.

1996 – reconstruction of steam generating unit continues at the enterprises of egergy system.

Two generating units PK-40, power generating units 200megawatt were changed at the Tom-Usinskaya GRES and Belovskaya GRES, that allowed to reduce nitric oxide emission in 2-2,5 time less and to get standard of 450mg/m3. The same reconstruction was made with a power generating unit PK-10 of the South-Kuzbass GRES.

Altogether during the years 90s. there were reconstructed 19 turbosets with a capacity 1880megawatt, 5 steam generating units with output capacity 1270 ton of steam an hour.

2000 – The Company was derived successfully from the bankruptcy.

2003 - 60th anniversary of the Company from the date of foundation. Turbine P-12-3,4/1 was putted into operation at the Kuznetskaya TETS, where also the steam-boiler with a generating capacity 160 ton of steam an hour was putted into operation. The turbine T-115-8,8 located on vibrofoot at the South Kuzbass TETS was launched.

2004- turboset №4 of type PTR-30-2,9 was launched at the Kemerovskaya TETS. In accordance with a reform program there were created affiliated companies: "JSC "Kuzbass energy repairing company", JSC "Kuzbssetremont", JSC "Engineering and analytical center "Kuzbasstekhenergo", JSC "Kuzbassenergoservice", CJSC "Medico sanitary Center "Health Center "Energetic", CJSC "Auto transport enterprise Kuzbassenergo".

Situation in the Energy branch

- 8 heat electricity plants using the coal of Kuznetsky basin with fixed electric power 4 959 megawatt, heat capacity – 8 569,5 Gcal/h;

- 5 electrical supply network's enterprise with fixed transformer capacity – 22 449 megawatt A maintaining more than 30,5 thousand km of power lines;
- handling of heat network with connected heat load 4 317,6 Gcal/h and having at the balance more than 444km of supply line;
- Affiliate company "Energosbyt" providing energy supply sales and payment's collection from consumers.

The Company is characterizes by the following figures:

1. Fixed electric power , including isolated generating plant/Company	Megawatt	4959/4797
2. Fixed heat capacity Total/including plants and Zaiskitimskaya water-heating boiler plant	Gcal/h	8569,5/6937,5
3. Stem rate of steam generating units, Total,/including belong to the Company	t/h	27370/25120
4. Quantity of turbo-units total,/ including belong to the Company	pieces	67/59
5. Quantity of steam generating units, total,/ including belong to the Company	pieces	100/87
5.1.Quantity of water-heating boiler plant, total,/ including belong to the Company	pieces	10/4
5.2.Quantity of steam generators fro heating	pieces	2/2
6. Length of heat network 6.1. Quantity of heat network regions	Km pieces	488 7
7. Length of Overhead transmission lines 7.1. Quantity of substations 35-500kwt 7.2.Transfomer capacity	Km Pieces megawatt	31 461 240 22449

Major risks of the Company

The Company is a subject of natural monopoly, working in the sphere of services on transmission of heat energy and electricity over the territory of Kemerovo region.

The competitive environment of the Company in the region represented by suppliers of electricity, i.e. by subjects of FOREM and by newly- created independent electricity and energy sale companies, who singly realize electricity to end-consumers (JSC " Kuzbass electrosetevaya company ", incorporated 13 enterprises of urban energy systems). Major activity: transmission and selling of the electric power through the municipal networks. In the city of Kemerovo the managing company – Ltd. " North-Kuzbass energy company " was founded, to whom were rented municipal communal electric networks of the cities of Kemerovo and Berezovsky.

This process of creation of independent energy selling institutions on the base of resellers, possessing a network infrastructure for monopolistic access to a number of consumers, has negative consequences for the Company regarding tariffication. Minimal tariffs for electricity purchasing at the Company for wholesale resellers are fixed but they do not cover expenses of the Company for generation, as a result of this there is a redistribution of bankroll in favor of the given companies.

In Novokuznetsk city the Ltd. "Metallenergofinance", affiliated with Ltd. "EvrazHolding" and
its governed Novokuznetsky and Western Siberian metallurgical plants have concluded direct energy supply contracts. As a result, Ltd. "Metallenergofinance" was inscribed in the Register of energy supply companies and was registered as "main consumer of reseller" for metallurgical plant's energy supply . Since the 4th quarter of the year 2003 Ltd."Metallenergofinance" was registered in the Federal Energy Committee and achieved a status of the FOREM subject.

At the beginning of the year 2004 competitive energy market continued its development. Nowadays a competitive wholesale energy market is functioning over the eastern part of Russia and of Ural. During its functioning, i.e. since the 1st of November 2003 the volume of energy trades make 55 milliard kw, and the sum of concluded transactions exceeded 2 milliard dollars. Resolution about launching of a competitive market in Siberia appeared from the protocol of the meeting of RF Government where market activity's results over the European part of Russia had been examined at the end of December 2004. Launching over the territory of Siberia will be in accordance with rules fixed at the RF government regulation under the No. 643 "About the regulations of wholesale energy (power) market during the period of transition". Corresponding resolution the Government will approve in March month and the market will start its work since the 1st of April 2005. The major task of proposed wholesale market model is to give opportunity to energy producers and consumers of Siberia to prepare for energy market liberalization. Regional energy company as a competent subject of this sector of market will be able to sell to 5%of electricity of capacity declared in the balance, and to buy to 15%. Energy sales at competitive costs will make possible to improve financial indicators, and to work out activity's mechanism in new economic situation, when energy market of full value will be in our country. According to the governmental plan the wholesale energy market belong to transition period on the territory if Siberia will retain till the 31st of December 2005.

Since the 1st of January 2006 a new model of energy market will be launched. The task of the free-trade sector of Siberia is to tech members to plan energy production and consumption in by the hour order for the day forward. To the beginning of the year 2006 removing of all Russian energy generation to the federal wholesale market and establishing of relevant tariffs shall be completed (now near 70% of generating plants belong to AO-energo). This will made possible increasing of supply at the market. And an increasing of participants of competitive sector is one of the major tasks of energy reforming.

Enterprise's removal to the Federal wholesale energy market (power) has a negative impact on the Company's supply. Between the enterprises that can enter to FOREM are the following: Western-Siberian railway, Krasnoyarsk railway and its affiliates JSC "Russian Railway", Ltd. "Managing Company "Sokolovskaya", Affiliated Company of Kuzbassrazrezugol the JSC "Belovskoye Energy Administration", JSC "Energy Administration Leninskugol", JSC "Electricity network" in Kiselevsk city, JSC "Prokopievskugol", KJSC "AZOT", Ltd. "Topkycement", JSC "Production Association "Khimprom", JSC "Khimvolokno Amtel-Kuzbass". Material losses because of enter of aforesaid enterprises to FOREM as per rates applicable is about RUR 6,5 milliard a year.

Nowadays the transit agreements aimed to consumer's retention can not be signed because the question on cross financing is not yet regulated.

After the entry of large energy consumers of the Company to FOREM, energy system from energy deficit transformed to energy abundant. For abundant energy systems on entrance to FOREM the average rate is under examination, this rate for regional energy company was 29,6 kopecks in 2004. Under such approach to price calculation for kw, abundant power of the Kuzbass energy system were too expensive, therefore FEC did not include it in the balance of energy zone of Siberia and UES of Russia for 2004. As a results of this resolution were: reducing of own energy generation in the volume 2,5 milliard kw a year and equipment conservation by 400megawatt. It leads to direct income reducing, further decreasing of sources in production and social programs.

One more consumption-decreasing effect is application of energy saving technologies and putting into operation of own boiler plants at enterprises. The Company can not affect these factors.

Insufficiency of dedicated limits and untimely financing of charges of heat energy and electricity payments of budget consumers may affect realization. Agreements with budget consumers on calculation for energy consumption between Kemerovo Regional Administration , General Financial Department of region, Heads of cities and districts and the Company are signed every month with budget consumers. Meetings at the Kemerovo Regional Administration regarding to fulfillment of aforementioned agreements with essential presence of all Heads of cities and districts, managers of territorial financial bodies, managers of housing and communal services and of the city electricity network are take place. The Company has a risk that The Regional Energy Committee (REC) will fix the tariffs for Kemerovo region, that don't cover production costs and material losses due to reducing of income's volume. Those in the year 2005 REC fixed an average electricity tariff equal to 65,8 kopecks for kw, heat tariff - 300 roubles for Gcal. It is equal to high limit level of growth defined by FST, thus of electricity -12,2%, heat energy – 10,8%. At the same time the charges for fuel purchasing in sum of RUR 300-400 million were not included in the tariff base. Also REC did not account any charges for repair in 2005 that's equal to RUR 300 million. Charges for insurance were not accounted in full, thus production assets may be insure for a term less than of a half year, the rest calendar period this type of financial insurance against force major circumstances can not be effectuated.

The risks of day-to-day finance and economic activity are the following:
related with possible change of price fro raw material, fuel, services and that could affect negatively net costs of production and the company's services.

The risks under reorganization of the Company shall be the risks that shrareholders voted against reorganization or not took part in voting, can demand redemption of all or of part of stock of the Company belong to them and the risks of possibility to lost to 10% of the net assets value as a result of meeting the shareholder's claims for stock redemption due to reorganization of companies in form of segregation. (art. 75, 76 of FL "About joint stock companies".

Evaluation of the funds volume necessary for stock redemption is the following:

quantity of value of net assets by 31st of December 2004, RUR, million	Number of stocks that may be presented for redemption (pieces and % from AC)		Approximate market cost of stocks, in RUR.		Volume of assets necessary to stock redemption	
	Common stocks	Preferred stocks	Common stocks	Preferred stocks	RUR, million	% from net assets
25 616,68	30 308 190 pieces., 5%	-	19,97 (0,72 USD x 27,74 (RTS) for 1 pieces.	-	605,109	2,36%

There financial risks related with demand from the outside of creditors of the Company, having received written notification concerning accepted decision about reorganization also demands concerning offset of debt before time , performance of obligations and compensation of losses due to reorganization in the form of segregation. (par. 6, art. 15 of FL "About joint stock companies".

Corporate Governance

The Company follows the next principles in its activity are:

- assurance shareholders a real opportunity to exercise their rights to holding of the Company's stock;
- equal attitude to shareholders holding equal number of stocks of the same type (category);
- strategic governance the Company's activity by the Board of Directors and control on the part of the Board of Directors over the governance bodies of the Company and accountability on the part of executive bodies to the Board of Directors and shareholders.
- timely disclosure of full information on the Company, including the company's financial and economic activity, property structure and governance aimed to ensure an opportunity to approve reasoned decision by shareholders of the Company and by investors;
- accounting of legal rights of interested parties, encouragement of active co-operation of the company with interested parties aimed to increase assets of the Company, stock's cost and other securities belong to the Company, create new workplaces;
- control over financial and economic activity aimed to protect rights and legal interests of shareholders.

The supreme management body the Company is the general meeting of shareholders.

According to resolution of the Board of Directors Reform Committee of the Board of Directors was set up, Regulation about an order of forming and activity of the Committee was approved. The Committee is comprised of representatives of the majority shareholders of the Company, Government, members of the Board of Directors of the Company and managers.

Major tasks of the Committee are elaboration of coordinated proposals and recommendations over the questions of the Company reforming. Foundation of the Auditing Committee and corresponding Provisions to control the committee order of foundation and activity is planning.

Major activities of the Committee are evaluation of candidates to Auditor's post, auditor's opinion consideration, evaluation of efficiency of internal control procedure in the Company and preparation of proposals on its improvement.

Day-to-day activity of the Company shall be governed by General Director who is the Sole executive body and by the Management Board of the Company who is collegial executive body. Relations between the Company and shareholders are guided by legislation of Russian Federation, and Civil Code RF, Federal Law "About Joint Stock Companies", Corporate Governance Code of JSC RAO "UES of Russia".

Shareholders of the Company have collect of rights concerning Joint Stock Company, that compliance and protection should be exercised by the Board of Directors and the Management Board of the Company.

Protection of the shareholder's right of property to the Company's stocks proves that the right property's registration, as keeping and holding of a register of owners of the Company's registered certificates is carried out by an independent registrator, i.e. JSC "Central Moscow Depositary" having all essential technology and control systems, also perfect reputation at security market.

To ensure maximum convenient rewriting procedure those shareholders could rewrite their rights of property to the stocks, the Company has conclude an agreement on transfer-agent relations between Issuer as a transfer-agent and Registrator.

The Company to ensure the shareholder's rights to a regular and timely informing about the Company's activity fulfils fixed by legislation of RF requirements on information's disclosure. Major types of information to be disclosure and cases when this information should be disclosed or submitted to investors of shareholders fixed by Provisions of Federal Laws "About the Joint Stock Companies", "On the Securities Market" and the regulatory acts of the Federal Securities Commission.

Types of disclosed information:

1. Annual report of the Company;
2. Accounting balance-sheet;
3. Profits and losses;
4. additional information about the Company (cost ratio between net assets and authorized capital; shareholders number; special registrator's information);
5. Information about stock floatation by the way of public/ private subscription;
6. List of affiliated persons;
7. Prospectus of paper issue;
8. Quarterly report of issuer of issue papers;
9. Reports on essential facts concerned financial and economic activity of issuer;
10. Information, obligatory to disclose a natural monopoly as a subject;
11. Resolutions of supreme management bodies of the Company:
12. Information about the course of reforming of the Company.

The Board of directors on basis of monitoring of inquiries of investors improves a structure of disclosed information and procedures of its disclosure.

Information is published in the regional newspaper "Kuzbass", newspaper "Economy and life", "Russian Newspaper ", magazine "Appendix to the Vestnik of Federal Securities Commission", and placed on official Internet web-site of the Company , also in news on web-sites of News agency AK&M and Interfax.

The company submits to shareholders annual report. Information to be disclose defined by the Board of Directors of the Company.

The Company calls an independent auditor for annually check out and annual financial report confirmation.

The Company keeps the Corporate Governance Code ratified at the meeting of RF Government on the 28th of November 2001 (record No 49) and recommended for use by the order of Federal Securities Board of Russia on the 4th of April 2002 №421/p "About recommendation for use of the Corporate Governance Code" in the volume defined in this report. During the report year 2004 there were not corporate conflicts related to improper using of the Corporate Governance Code by the Company.

The Company also keeps Regulations of leave for negotiation and leave out negotiation of securities and financial instruments fixed by stock changes – JSC "Russian Trade System" and JSC "Moscow International Currency Exchange" in accordance with Method recommendations on fulfillment by organizers selling at the equity market the control over the keeping by stock companies regulations of the Corporate Governance Code (approved by the order of Federal Securities Board of Russia on the 18th of June 2003 № 03-1169/p) in part of information disclosure about the Company. Securities of the Company are included to out list securities of the aforesaid stock exchanges without registration in the quoted lists.

The Company aims at maximum transparency and informational openness.

During the report year 2004 there were not corporate conflicts related to improper using of the Corporate Governance Code by the Company.

Securities

Authorized capital of the Company consists of net value of stocks of the Company acquired by shareholders (distributed stocks). The Company has no stated stocks.

Authorized capital of the Company totals 606 163 800 (six hundreds sis millions one hundred sixty three thousands eight hundreds) roubles. The Company divided ordinary registered non documentary stocks of 1 (one) rouble each par value in 606 163 800 (six hundreds sis millions one hundred sixty three thousands eight hundreds) pieces to the total sum of 606 163 800 (six hundreds sis millions one hundred sixty three thousands eight hundreds) roubles.

In accordance with the Order of Federal Securities Board of Russia dated the 24th of June 2003 №03-1210/p an integration of supplementary security's issues of the Company took place, as a result of which there were:

1) following state registration numbers appropriated to the issues of ordinary registered non documentary stocks of the Company: 39-1п-00734 dd. 25.07.1994; 39-1-00970 dd. 23.11.1995 were canceled.

2) To the aforementioned ordinary registered non documentary stocks of the Company the following state registration number 1-01-00064-A dd. The 24th of June 2003 was assigned.

Authorized capital of the Company:

№№	Shareholder	Share of the authorised capital, %	
		31.12.2003	31.12.2004
1.	Closed Joint Stock Company "Depository-Clearing company" (nominee)	41,79	44,01
2.	Limited Liability Company "Central Moscow Depository" (nominee)	49,90*	49,00*

* Holder – JSC RAO "UES of Russia".

holder of securities	Share of the authorised capital, %	
	31.12.2003	31.12.2004
- JSC RAO "UES of Russia"	49,00	49,00
- physical bodies	4,52	3,36
- legal entities and nominees	46,48	47,64
- Federal property	-	-
- Property of RF subject	-	-

Total:	100,00	100,00

Shares of the Company were quoted on the Russian Trading System Stock Exchange (RTS), Moscow International Currency Exchange (MICEX) during the 2004 year.

On the RTS an ordinary share of the Company enters in a listing of RTS system and in the List of shares for Index RTS calculation (valid since the 31st of December 2004). The Company ordinary share's code : KZBE.
There were registered 48 deals with a volume of trade 1980 647 USD or 2 987 610 pieces on the RTS during the year 2004.
After the Regulations of leave for negotiation and leave out negotiation of securities and financial instruments were validated in the year 2004, securities of the Company were included in the out-list documents of such exchange stocks as JSC 'Russian Trading System Stock Exchange and "Moscow International Currency Exchange " (there were not security deals of the Company on the JSC "MICEX" during the year 2004). Securities of the Company don't enter to the quoted lists of exchange stocks.

Period	Quotation for purchase (closure). USD (last working day)	Quotation for sale (closure). USD (last working day)	Trade's volume. USD	Trade's volume. share's number	Deal's number	Last deal's price. USD
January	0.55000	0.74000	90750	150000	3	0.64000
February	0.66000	0.75000	2553	3700	1	0.69000
March	0.67400	0.69500	507350	75000	10	0.67200
April	0.59700	0.65000	1028589	1533470	19	0.58000
May	0.61750	0.64000	161855	261500	5	0.63120
June	0.60000	0.62750	31983	53300	2	0.60100
July	0.59500	0.64250	During this period there were not deals with this security.			
August	0.61000	0.62500	During this period there were not deals with this security.			
September	0.61100	0.63750		32440	2	0.62000
October	0.64000	0.69000	12600	20000	1	0.63000
November	0.65000	0.67000	32500	50000	1	0.65000
December	0.68100	0.70000	92470	133200	4	0.70000

Information about the Members of Management and Control Bodies of the Company

The Board of Directors
By resolution of General meeting of shareholders of the Company dd.24.06.2004, authorities of the members of the Board of Directors were terminated:

1. Negomedzianov Alexander Alexandrovich
2. Abyzov Mikhail Anatolyevich
3. Vagner Andrey Alexandrovich
4. Mazikin Valentin Petrovich
5. Platonov Vladimir Yuryevich
6. Koulakov Andrey Valentinovich
7. Mikhailov Sergey Nickolaevich
8. Skouratov Dmitry Yuryevich
9. Srarchenko Alexander Grigoryevich
10. Malofeev Konstantine Valeryevich
11. Ogorodnov Konstantine Valeryevich

By resolution of annual general meeting of shareholders of the Company the following persons were elected to the Board of Directors:

1. Vagner Andrey Alexandrovich
2. Mazikin Valentin Petrovich
3. Platonov Vladimir Yuryevich

4. Khromov Sergey Leonidovich
5. Kozhura Rouslan Viacheslavovich
6. Bolshakov Andrey Nickolaevich
7. Shoumilov Alexander Alexandrovich
8. Nikiforov Nikita Viktorovich
9. Novikov Nickolay Valentinovich
10. Negomedzianov Alexander Alexandrovich
11. Parkhomuk Olga Viktorovna

The Board of Directors of the Company

1. Vagner Andrey Alexandrovich –Chairman of the Board of Directors

Date of birth:1957

Education: higher, graduated Krasnoyarsk Polytechnic Institute in 1984, specialization – heat-and-power engineer.

Experience for the last 5 years: First Deputy General Director of JSC "Kuzbassenergo"; Head of Department for Electricity plants of JSC RAO "UES of Russia"; head executive director of Business-Unit 2 of JSC RAO "UES of Russia";.

Share in the authorized capital of the Company: 0,027%

Date of first election to the Board of Directors: 28.10.2000

2. Bolshakov Andrey Nockolaevich – member of the Board of Directors.

Date of birth: 1955

Education: higher, graduated Moscow N.E. Bauman Higher Polytechnic School in 1981 (now – Moscow N.E. Bauman State technical university), specialization: electro-mechanical engineer ;

1998-1999 – National Economic Academy under the Government of RF (vocational retraining);

2003 – Russian foreign trade academy, specialization – economist.

Experience for the last 5 years: Adviser in the Department for atomic power; deputy head for Department on Strategic Development of CJSC "HC SUEC".

Share in the authorized capital of the Company: no

Date of first election to the Board of Directors: 24. 06.2004

3. Kozhura Rouslan Viacheslavovich - member of the Board of Directors.

Date of birth – 1963

Education: higher, graduated Moscow cooperative institute in 1985, specialization: accounting and economic analysis; in 1999 graduated Moscow M.V. Lomonosov State University, specialization – jurisprudence.

Experience for the last 5 years: senior staff scientist, learned secretary of International methodological association; attorney of the Moscow city Bar; senior lecturer of the chair of law of the Moscow physicotechnical institute (State University).

Share in the authorized capital of the Company: no

Date of first election to the Board of Directors: 26.06.2004.

4. Mazikin Valentin Petrovich – member of the Board of Directors.

Date of birth – 1945.

Education: higher, graduated the Kuzbass Polytechnic Institute in 1970, specialization: technology and comprehensive mechanization of underground mining, Doctor of Technics.

Experience for the last 5 years: General Director of JSC "Coal Company "Leninskugol": Deputy Governor of Kemerovo region at the coal industry, First Deputy Governor of Kemerovo region for fuel and energy complex, First Deputy Governor of Kemerovo region in Kemerovo regional Administration.

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000.

5. Negomedzianov Alexander Alexandrovich – member of the Board of Directors.
Date of birth: 1952
Education: higher, graduated Ufimsky aviation Institute, specialization: electronic engineering.
Experience for the last 5 years: First Deputy Head of Department for energy supply and license fee, Acting as Chief of Department for energy supply and license fee, Head of department for license fee of JSK RAO "UES of Russia".

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 21.06.2002

6. Nikiforov Nikita Viktorovich - member of the Board of Directors.
Date of Birth – 1978
Education: higher, graduated Russian University of International friendship in 2001, specialization – jurisprudence.
Experience for the last 5 years: legal adviser of legal department, deputy head of legal department of Federal fund for small enterprise's support; key specialist of department for analysis and control of corporate policy department of JSC RAO "UES of Russia"; adviser of department for legal consulting, head of legal consulting of Ltd. "Corporate Governance Technology"; legal adviser of the Fund "Institute of Professional directors".

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 24.06.2004

7. Novikov Nickolay Valentinovich – member of the Board of Directors.

Date of Birth – 1963
Education: higher, graduated Ural Polytechnic Institute in 1986.
Experience for the last 5 years: key specialist of DDC of Ural; key specialist, senior specialist, adviser of general director over the questions of work of the Board of Directors of representative office "Uralenergo" of JSC RAO "UES of Russia"; adviser of the Fund "Institute of Professional Directors".

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 24.06.2004

8. Parkhomuk Olga Viktorovna – member of the Board of Directors.
Date of Birth – 1963
Education: higher, graduated Tomsk State University, specialization – jurisprudence.
Experience for the last 5 years: senior legal adviser, adviser over the over the questions of the Board of Directors" of JSC RAO "UES of Russia" over the questions of management of joint stock companies in Siberian part of Russia "Sibirenergo"; adviser of the Fund "Institute of Professional Directors".

Share in the authorized capital of the Company: no

Date of first election to the Board of Directors: 24.06.2004

9. Platonov Vladimir Yuryevich - member of the Board of Directors.
Date of Birth – 1959
Education: higher
Experience for the last 5 years: deputy Chairman of the Management Board – head of department for economic security and regime, member of the Management Board of JSC RAO 'UES of Russia".

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000

10. Khromin Sergey Leonidovich – member of the Board of Directors.
Date of Birth – 1963
Education: higher, graduated the Kuzbass Polytechnic Institute in 1986, specialization – economy and organization of mining industry
Experience for the last 5 years: service in the criminal and executive system General department on punishment's execution of the Ministry of Justice of RF over Kemerovo region, executive director of Ltd. "Kuznetskugletrans"; head of administration for domestic sales, head of administration for supply in the of domestic market of directorate over sales; head of coal sale and purchase department, head of administration foe domestic supply of managers over the coal purchase and sale, head of administration foe steam coal sale at the domestic market and abroad of CJSC "Trade house Noth Kuzbass"; deputy manager for supply of affiliated company of the JSC "SUEC" in Leninsk-Kouznetsky city; adviser of general director, deputy general director for supply of JSC "SUEC".

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 28.10.2000

11.Shoumilov Alexander Alexandrovich- member of the Board of Directors.
Date of Birth – 1967
Education: higher, graduated Nizhegorodsky N.I. Lobachevsky State University in 1998, specialization – management
Experience for the last 5 years: deputy director of Ltd. "Test" (Novgorod); assistant of deputy head of administration, manager of the Chamber of the Head of Administration (key municipal post of 3 gr.) of Administration of N. Novgorod; commercial director of Ltd. "Firm Toner: (N.Novgorod);
Deputy general director on reforming and proprietorship of Nizhegorodsky JSC of energy and electricity "Nizhnovenergo"; deputy director of strategic department of JSC. "MDM Group"/ JSC "SUEC"/JSC "HC "SUEC".

Share in the authorized capital of the Company: no
Date of first election to the Board of Directors: 24.06.2004

In accordance with Regulations on payment of compensation and remuneration to the members of the Board of Directors approved by the general meeting of shareholders of the Company, dd. 02.06.2003, remuneration to the members of the Board of Directors shall be paid in the following order:

1. for participation at the meeting of the Board of Directors (whether the form) to the member of the Board of Directors of the company in sum of five times over minimal month rate of employer of 1st grade, fixed by branch tariff agreement for the day of the meeting of the Board of Directors holding .

2. If the general meeting of shareholders approved a decision on dividend payment on the ordinary shares of the company over the results of financial year (or over results of the 1st quarter/ half year/ nine months) to the member of the board of Directors shall be paid a remuneration, which sum shall be calculated according to amount of declared by the company dividends on ordinary shares and quantity of meetings where the member of the Board of Directors took part.

   Remuneration's amount paid to the Chairman of the Board of Directors shall be increased to 50%.

   Besides, all travel expenses shall be paid as compensation to the member of the Board of Directors.

   During the year 2004, remuneration in sum of 1 633 595 roubles was paid to the members of the Board of Directors/

Revision Committee

The body of Revision Committee (decision about election was approved the 24th of June 2004 by annual general meeting of shareholders) is the follows:

1.Kleshnina Natalia Viktorovna, 1960.

Education: higher, distance institute if soviet trade, specialization: revision and control.

Experience fro the last 5 years: deputy head of budget and financial administration for Mintopenergo of Russia; key expert of Corporate Center of JSC RAO 'UES of Russia.

Share in the authorized capital of the Company: no

12. Gadzhiev Ilia Ibraghimovich, 1975

Education: higher

Experience for the last 5 years: legal adviser of JSC "Medic" (Kursk), legal adviser of ANO "International center of accounting reforming" (Moscow); key specialist of legal administration of Federal Securities Commission of Russia; manager of department for shareholders interaction, on securities issue Business unit 1 of JSC RAO "UES of Russia".

Share in the authorized capital of the Company: no

13. Dolgopol Olga Semenovna, 1948

Education: higher.

Experience for the last 5 years: key specialist, deputy head of department; head of department for financial audit of Corporate Center of JSC RAO 'UES of Russia".

Share in the authorized capital of the Company: no

4.Mikhno Irina Vasilievna, 1957

Education: higher technical, higher economic.

Experience for the last 5 years: chief of department of investment policy; adviser on Revision Committee work at the Representative office "Sibirenergo" of RAO "UES of Russia" ; adviser for revision committee work of the Fund "Institute of Professional Directors", key specialist of department of internal audit of JSC RAO 'UES of Russia".

Share in the authorized capital of the Company: no

14. Sanzharevsky Vsevolod Vsevolodovich – member of Revision Committee, Head of department of control and analysis of the Company.

Share in the authorized capital of the Company: no

Remuneration and compensation to the members of Revision Committee are paid in accordance with Regulation in force on payments of remuneration and compensation to the members of Revision Committee of the Company, approved by annual general meeting of shareholders of the Company, dd. 21.06.2002.
Total sum of remuneration in RUR was 356 418 , and of compensations in RUR was 179 798, paid to the members of Revision Committee in the year 2004.

General director
Mikhailov Sergey Nickolaevich
Date of birth: 1959
Education: higher
Experience for the last 5 years: external manager, acting as general director, and general director of the Company.
Share in the authorized capital of the Company: no

Management Board of the Company

Management Board of the Company is represented by:
1. Mikhailov Sergey Nicolaevich – Chairman of the Management Board of the Company.

2. Grebenikov Alexey Antonovich – member of the Management Board of the Company.

Date of birth – 1939
Education: higher
Experience for the last 5 years: First deputy General Director of the Company.
Share in the authorized capital of the Company: no

3. Gretsinger Yury Alexandrovich – member of the Management Board of the Company.
Date of birth - 1953
Education: higher
Experience for the last 5 years: deputy General Director for capital construction; deputy General Director for production, technical director of the Company.

Share in the authorized capital of the Company: no

4.Ivanov Boris Ivanovich – member of the Management Board of the Company.
Date of birth - 1960
Education: higher
Experience for the last 5 years: Director for fuel supply and material and technical supply; deputy General Director for fuel provision, deputy General Director for production provision of the Company.

Share in the authorized capital of the Company: no

5.Erofeev Alexander Kupryanovich – member of the Management Board of the Company.
Date of birth - 1959
Education: higher
Experience for the last 5 years: Director of department for work with potential investors of the realization fund of Federal Program of social and economic development of Buriatia Republic; president of JSC 'Selenga" (washing-machine plant); assistant of general director for accounts receivable, head of the marketing and investment planning department, deputy general director for accounts receivable and restructuring; deputy General Director for corporate governance of the Company.

Share in the authorized capital of the Company: no

6. Lavrov Alexander Mikhaylovich – member of the Management Board of the Company.
Date of birth - 1950
Education: higher, Doctor of Economics, Corresponding Member of Academy of Western-Siberia branch.

Experience for the last 5 years: Deputy Governor of Kemerovo region for economics and finance of Kemerovo regional Administration; general manager for projects of the Representative office Ltd. "Elke trading" (Kemerovo) in the Kuzbass; head of Marketing Chair of Kemerovo state University ; deputy general director for finance and economic activity of the Company.

Share in the authorized capital of the Company: no

7. Petrov Leonid Prokhorovich - member of the Management Board of the Company.
Date of birth - 1961
Education: higher
Experience for the last 5 years: Deputy director of the affiliated company of the Company - "Energosbyt"; deputy general director of the Company for supply ; director of affiliated company "Energosbyt"
Share in the authorized capital of the Company: no

Monthly remuneration in sum of 10% from their official salary is paid to the members of the Management Board of the Company.
The sum of remuneration shall be increased for actual increase of consumer's costs in accordance with the branch tariff agreement.
The member of the Management Board may be extra encouraged in the order and in accordance with conditions determined by the Board of Directors of the Company.
Over the results of the year 2004, remuneration to the members of the Management Board of the Company was in RUR 430 679, and compensation for discharge of their duty was in RUR 1 087 939

Affiliates and subsidiaries

№	Company name	Main activity	Mount of investments, RUR thousand	Share if AC, %, by 31.12.2005
1	JSC "Andreevskoye"	Production and trade of agricultural production, crop production and animal husbandry.	36 437	100%
2	JSC "Kuzbasshydroenergostroy"	Building and construction works, modernization, technical re-equipment.	118 619	100%
3	Ltd. "Sbytenergo"	Electricity supply	100	100%
4	JSC "Prokopievskenergo"	Supplying with electricity and heat power by the way of its acquisition, transformation, distribution and transporting to consumers.	19 380	60%
5	Ltd. "Supervolokno"	Production of heat insulations	240	60%
6	Ltd. "Bill Center of Kuzbassenergo"	Export and import of industrial goods	401	100%
7	JSC "Investment and production enterprise "Vodocanal"	Water supply and manufacturing water intake.	31 300	74,5%
8	JSC "Auto transport enterprise Kuzbassenergo"	Forwarding services for individual persons and legal entities.	103 834	100%
9	JSC "Medicosanitary Center "Center of Health "Energetic"	Skilled medical care, including special care, out-patient treatment	114 526	100%
10	JSC "Kuzbassenergoservice"	Organization of works according to own production profile on general contractor's conditions and general contractor's duties discharge	2 298	100%
11	JSC "Engineering and analytical center Kuzbasstechenergo"	Testing and fettling, elaboration of standards and characteristic for heat mechanical equipment (boilers, turbines heat supply systems and auxiliary equipment)	18 000	100%
12	JSC "Kuzbassetremont"	Equipment, buildings and constructions, electricity network repair; overhead transmission line 0,4-20kw repair ; buildings and constructions maintenance in the objects of electricity networks.	8 767	100%
13	JSC "Kuzbass energy repairing company"	building and construction works in construction, modernization, technical re-equipment also repair of industrial and civil object's repair as general contractor and subcontractor .	30 022	100%

Report of the Board of Directors on business-plan implementation in 2004

Structure and volume of electricity generation and capacity spaced out generating capacity for the last 2 years, including demand and reserve for 2003-2004.

Electricity plant's demand in the year 2004 determined by the balance fulfillment approved by Federal Tariffs Service of RF , by treaty obligations for reserve electricity purchase at the trades (PUL), and by initiative ob the Sysop within the limits of operative regime pre-optimization of UES of Siberia.

Electricity plant	2002		2003		2004	
	Demand megawatt	Reserve megawatt	Demand megawatt	Reserve megawatt	Demand megawatt	Reserve megawatt
TU GRES	969	136	950	188	853	262
Bel. GRES	865	203	769	234	628	439
S.K GRESS	306	66	230	139	216	212
Kem.GRES	283	91	290	99	261	156
WS TETS	425	69	410	72	365	113
Kem. TETS	19	40	16	39	17	20
NK TETS	241	115	233	99	197	99
Kuz. TETS	71	21	66	19	77	23



2002 год
reserve, megawatt
demand, megawatt
12
10
8
6
4
2
0
TU GGRES
Bel.GRES
S.K.GRES
Kem. GRES
WS TETS
Kem TETS
NK TETS
KUZ TETS



2003 год
reserve, megawatt
demand, megawatt
12
10
8
6
4
2
0
TU GGRES
Bel.GRES
S.K.GRES
Kem. GRES
WS TETS
Kem TETS
NK TETS
KUZ TETS



2004 год
reserve, megawatt
demand, megawatt
12
10
8
6
4
2
0
TU GGRES
Bel.GRES
S.K.GRES
Kem. GRES
WS TETS
Kem TETS
NK TETS
KUZ TETS

Electricity generation' structure – 2002


SK.GRES; 10%
Bel. GRES; 27%
Kem. GRES; 9%
WS TETS; 14%
Kem. TETS; 1%
PK TETS; 8%
Kuz. TETS; 2%
TU GRES; 29%

Electricity generation' structure – 2003


Kem. GRES; 10%
WS TETS; 14%
Kem. TETS; 1%
SK.GRES; 8%
PK TETS; 8%
Kuz. TETS; 2%
Bel. GRES; 26%
TU GRES; 31%

Electricity plants	Electricity generation, million kw/h	
Tom-Usinskaya GRES	7718	7400
Belovskaya GRES	6423	5417
South-Kuzbass GRES	1974	1934
Kemerovo GRES	2467	2287
Western Siberian TETS	3498	3167
Kemerovo TETS	161	150
Novo-Kemerovo TETS	2017	1732
Kuznetskaya TETS	608	693
Total over JSC	24867	22780

Dynamics of electricity and heat energy effective output

In 2003-2004 electricity consumption was decreased because of entry of JSC "Novokuznetsk Aluminum plant", Abagoursk agglofactory and Ltd. "Transnefteservice C" to FOREM.

There were not significant changes in heat energy output for the last 3 years. Decrease of effective output depends on application of energy saving technologies of production and putting into operation of own boiler-units at some industrial enterprises. Other deviations related to effective output of heat energy concern outdoor air temperature during the heating season.

period	Effective output (fact), thousand kw/h	Effective output without consumers entered to	Effective output, Gcal

		FOREM, thousand kw/h	
2002	26 618 051	21 499 476	13 523 947
2003	25 770 806	21 760 408	13 688 506
2004	22 554 273	22 554 273	13 352 417


Dinamics of electricity effective output
Thousand kw/h
27 000 000
26 000 000
25 000 000
24 000 000
23 000 000
22 000 000
21 000 000
26 618
25770,806
22554,273
22 554 273
21 760 408
21 760 408
2002
2003
2004
effective output, without consumers entered to FOREM, thousand kw/h
Effective output, (fact), thousand kw/h


Dinamics of effective output of heat energy
Gcal
14000000
13000000
12000000
13523947
13688506
13352417
2002
2003
2004

Energy output to FOREM, dynamics of own generation and volumes of purchased energy for 200-2004.

month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	4	4
February	0	0
March	521	521
April	20	20
May	247	247
June	1008	1008
July	672	672
August	730	730
September	303	303
October	140	140
November	4	4
December	114	114
Total	3763	3763


2002
3500
3000
2500
2000
1500
1000
500
0
1 2 3 4 5 6 7 8 9 10 11 12
purchased overflow balance, million kw/h
electricity output; million kw/h

month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	175	2780
February	155	2510
March	396	2439
April	197	2448
May	414	2040
June	860	1399
July	911	1411
August	887	1423
September	974	1406
October	62	2216
November	0	2381
December	100	2414
Total	5130	24867

*) to FOREM 34 188 thousand kw/h


2003
3500
3000
2500
2000
1500
1000
500
0
1 2 3 4 5 6 7 8 9 10 11 12
Electricity output, million kw/h
Purchased overflow balance, million kw/h

month	Purchased overflow balance, million kw/h	Electricity output, million kw/h
January	101	2459
February	101	2227
March	98	2320
April	104	2095
May	213	1844
June	579	1275
July	603	1320
August	596	1347
September	463	1586
October	325	1970
November	260	2046
December	288	2293
Total	3731	22780


2004
3500
3000
2500
2000
1500
1000
500
0
1 2 3 4 5 6 7 8 9 10 11 12
Electricity output, million kw/h
Purchased overflow balance, million kw/h

Generation's decreasing in the year 2004 as compare with the year 2003 resulted from:

- entrance to FOREM since 01.10.2003 of large consumers;
- purchasing at the trade of above-planned electricity, (PUL) and according to Sysop's initiative;

Reception of overflow balance of electivity purchased from FOREM I the year 2004 was realized according to:

- planned electricity (power) balance approved by FEC of RF in a volume of 1 266, 390 million kw/h 34%;
- treaty obligations on above-planned electricity purchased at trades (PUL) due to generation reducing at own electricity plants in a volume of 572,949 million kw/h 15%.
- Operative preoptimization mode of working of UES of Siberia (according to Sysop's initiative) due to generation reducing at own electricity plants in a volume of 1891,759 million kw/h 51%.

In 2004 a share of above-planned overflow balance increased by 23% in a common purchased overflow balance as compare with the year 2003.

Reducing of average tariff for purchased electricity due to of purchasing of above-planned electricity was 8,2 kop. kw/h in 2004.

Energy supply activity

In 2004 commodity supply reduced due to entrance of JSC "Novokuznetsky aluminum plant" , Abagoursky agglofactory and of Ltd. "Transnefteservice" to FOREM.

Abonent debts for electricity is constantly decreasing due to the paying back and writing off of unrealizable debts .

period	commodity supply	realization	abonent debts, in the beginning of period
2002	17 132 100	17 835 840	3 234 088
2003	19 927 588	19 943 648	2 322 483
2004	19 159 797	19 510 394	2 290 004
2005			1 782 712

Thousand RUR including VAT

Dinamics of commodity supply and realization of electricity



25000000
20000000
15000000
10000000
5000000
0
2002
2003
2004
commodity supply
realization

thousand RUR

Abonent debts dynamics for energy


3500000
3000000
2500000
2000000
1500000
1000000
500000
0
2002
2003
2004
2005

Dynamics of energy realization structure changes

Thousand RUR including VAT

Period	Actual realization	including		
		Monetary funds	Bank bill	Material resources
2002	17 835 840	16 106 117	11 713 16 306	
2003	19 943 648	18 549 273	1 394 375	0
2004	19 510 394	14 676 159	382 964	0


20 000 000
15 000 000
10 000 000
5 000 000
0
2002
2003
2004
monetary funds
bank bill

Structure of abonent debts and effective output on branches


Abonent debts on 01.01.2005
housing and communal services; 19,1%
coal 18,0%
machin building and metall.; 11,6%
chemical and petrochemical industry 25,0%
Construction; 0,60%
Regional budget without housing and communal services 0,2%
wholesale enterp., resellers 8,6%
agriculture 4,0%
other branches 3,7%
industrial buildingmaterials 2,2%
woodworking and pulp-and-paper industry; 0,3%
nonferrous metallurgy; 0,5%
light industry 0,4%
ferrous metallurgy; 0,4%
population 0,9%
transport and communic.; 1,3%

The scheme of effective energy output in 2002


Regional budget without housing
housing and communal services:
19,1%
chemical and petrochemical
industry 25,0%
ferrous metallurgy; 0,4%
coal 18,0%
agriculture 4,0%
nonferrous metallurgy; 0,5%
paper industry
wholesale enterp., resellers;
8,6%
population; 0,9%
Federal budget; 0,7%
transport and communic.; 1,3%
2,2%

The scheme of effective energy output in 2003


housing and communal services, 19,1%
agriculture; 4,0%

The scheme of effective energy output in 2004


agriculture; 4,0%

Tariff dynamic of the Company according to REC decision sicnce 2002 to 2004

Date and No of decision	Duration	Average tariff	
		Electrivity kop./kw/h	Heat energy RUR/Gcal
1	2	3	4
2002			
Decision of REC No60 and No61 dd.28.07.01-31.03.02	01.08.01-31.03.02	40.8	169.7
Decision of REC No 66 dd. 28.08.01	01.08.01-31.03.02		
Decision of REC No 83 and No84 dd. 31.10.01	01.11.01-31.03.02		
Decision of REC No 62 dd.28.07.01 and No 111 dd. 29.12.01	01.01.01-31.03.02		
Decision of REC No 21 dd.28.03.02 And No 21 dd.28.03.02	01.04.02 – 30.06.02	42.3	178.8
Decision of REC No 61 dd. 28.06.02	01.07.02 0 01.01.03	46.7	198.9
Fact 2002		44.6	180.5
2003			
Decision of REC No 129 dd. 30.12.02	01.01.03-01.06.03	49.7	227.8
Decision of REC No 39 dd. 29.05.03	01.06.03 – 01.01.04	51.7	249.0
Fact 2003		51.9	235.0
2004			
Decision of REC No 180 dd. 16.12.03	01.01.04 – 31.12.04	57.2	264.4
Fact 2004		56.3	264.4

Investment activity

Investments of the Company

including modernization and technical reequipment

Business-plan for 2004 provided for volume of capital investments in sum of 1 170,0 million RUR (without VAT), including in:

- technical reequipment – RUR 670 million;
- new construction – RUR 500 million.

But in fact, in the year 2004 for technical reequipment and new construction RUR 1 447,6 million (without VAT) of capital investments or 123% were expended, not counting affiliates and outside object - the mine "Uregolskaya" (under the contract made with Magnitogorsky metallurgical plant, the Company was a Client), namely:

- technical reequipment - RUR 864,2 million or 129%;
- new construction – RUR 583,4 million or 117%.

Besides, basic funds for RUR 17,3 million (without VAT) were acquired, and RUR 0,04 million were expended for a land redemption.

Investments programs source of financing

In 2004 the planned investments source of financing was RUR 1424, 7 (including VAT) at the expense of capital allowances.

However, over the results for 6 months of the year 2004, decision on allocation of RUR 3,0 million from the company's profit to housebreaking in the sanitary-hygienic zone of the highway under construction in industrial zone located in Kaltan of South-Kuzbass GRES, to execution of expert decision of Ecological expertise of the Regional Committee for natural resource № 70.21.18.27/6551 dd.08.122003 was accepted.

Correction of source of financing over the business-plan over the results for 6 months of the year 2004 was made and a plan for 2004 in sum equal RUR 1 424,7 million (including VAT) under source of financing was divided as follows:

- capital allowances – RUR 1421,7 million.
- profit – RUR 3,0 million
- Volume of investments projects financing calculated in sum of 424,7 million RUR (including VAT) accounted cancellation of bill payable of the last years in amount of RUR 48 million, and actually were financed RUR 1753,1 million or 123%.

  In 2004, a work on capital investments financing stabilized in the Company.

  Bill payable (without affiliates and out-site object) decreased as compared with the beginning of 2004 and on 01.01.2005 totaled RUR 51,8 million against RUR 189,2 million at the beginning of reporting period. Bill payable on 01.01.2005 in sum RUR 51,8 million is divided by the Company to:
- new construction – RUR 25,1 million.
- technical reequipment – RUR 26,7 million.

Structure of capital investments

The structure of actual expenses for capital investment of the Company in 2004 shows the following:

- electricity – RUR 1063,9 million
- electric networks of all tension's classes – RUR 132,2 million
- heat networks– RUR 102,1 million
- equipment not to be mounting – RUR 57,6 million
- PEW for future construction – RUR 15,3 million
- other objects – RUR 76,5 million

Total: RUR 1447,6 million.

To implement capital assets over the business-plan 2004 in amount of RUR 1033,0 million, a launch of objects equal to RUR 1343,9 million of the sum of capital assets implementation (without affiliates *and* out-side object) was actually realized:

- on technical reequipment under implementation plan equal to RUR 625,9 million, objects that were launched totaled RUR 876,7 million or 140%;
- on new construction under implementation plan equal to RUR 407,7 million, objects that were launched totaled RUR 876,7 million or 114%.

In the 1st quarter of 2004, non-industrial object, i.e. the annex to the Health Center of Mysky, that had not been launched in 2003, in amount of RUR 11,7 million (according to the Act of State Committee approved by administrative decree of Mysky, № 153-P, dd. 11 of February 2004.)

In 2004 were launched:

turbine of st. №4, type PTR-30 LMZ of Kemerovo TETS, with capacity equal to 30 megawatt,

transformers-25thousand kw, including capacity increasing to 25 thousand kwa;

overhead transmission line -0,4-10kw-17,92km.

In 2004 , reduced starting set "Turboset of st.№15, type T-12-12,8 of Novokemerovskaya TETS was putted into operation. Enlargement of generator hall and of deaerator-room for repair zone" with a sum of capital assets equal to RUR 135,318 million, 1-st starting set of administrative building located Lenina str., №90/4 in Kemerovo with a sum of capital assets equal to RUR 66,298 million, additional launching of branching of of 2nd. heat-main of Kem. GRES in the object from Shornikov str. to KSZ-11 Kemerovo with amount of capital assets equal RUR 13,76 million, building of RCR belong to Eastern electric network in the city Anzhero-Sudzhensk with a sum of capital assets equal to RUR 12,704 million , planned works on ash dump dams filling were finished, that lat to ensure plants preparation for autumn and winter heating period 2004-2005.

The program of 2004 on ash dump's construction provided development of capital assets equal to RUR 277,9 million and land filling in ash dump dam's body in a volume of 326,6 thousand m3; during 2004, capital assets equal to RUR 273,6 million were developed and also landfilled 362,8 thousand m3. Capital assets implemented for ash dumps totaled RUR 136,625 million, including for Belovskaya GRES RUR 72,209 million (right-bank and separating dums), for South-Kuzbass GRES RUR 44,019 million (4th level of section №1), for Kuznetsk TETS RUR 11,31 million, for Kemerovo TETS RUR 9,087 million.

Not completed construction on 01.01.2005 (without affiliates and out-side object) totaled RUR 1429 million and increased against the beginning of reporting period by RUR

80,6 million due to continuation of construction of the starting set of boiler-set of st. №16 of Kemerovo GRES and of the object "Reconstruction of exterior hydraulic ash removal of the South-Kuzbass GRES", which duration is 8,5 years. Increasing of not completed construction during the reporting period was 20%. In 2005 we are waiting for decreasing of not completed construction due to putting into operation of a boiler of st.16 of Kemerovo GRES and prospective not completed construction at the end of 2005 will be RUR 1321,1 million and will decrease by 8%.

All essential calculations and grounds of requirements in capital investments for new construction and technical reequipment of enterprises are transferred with tariff calculations to Regional Energy Committee of Kemerovo regional administration, but there is insufficient of source of financing in the tariffs to be approved. The Company submitted for consideration its investments program for 2004 equal to RUR 2539,1 million to the Regional Energy Committee, but Kemerovo regional REC by its Resolution №176 dd. 16.12.2003 approved the List of objects over the program of production development of the Company for 2004 in amount of RUR 1747,8 million.

Affiliate	2002			2003			2004		
	Total of capital investments	including		Total of capital investments	including		Total of capital investments	including	
		capital constr.	techn. reequip.		capital constr.	techn. reequip		capital constr.	techn. reequip.
TU GRES	134170	83403	50767	126164	77585	48585	104932	58332	46600
Bel. GRES	10900	64400	40500	146150	96000	50150	100593	50000	50593
Th. K. GRES	254347	83800	170547	383931	47044	336887	207827	147814	60013
Kem. GRES	125965	125965	52841	73124	78560	41271	175363	147126	28237
WS GRES	128678	89400	39278	87052	40826	46226	58334	14412	43922
Kem TETS	46748	14618	32130	116360	21291	95069	249563	9087	240476
NK TETS	92543	330637	61906	92987	35011	57976	86124	36099	50025
Kuzn. TETS	133661	81676	51985	350674	236533	114141	41323	28277	13046
Total in plants	10210112	500775	520237	1381878	591579	790299	1024059	491147	532912
EENw	72256	30147	42109	62799	14227	48572	45371	12947	32424
NENw	133278	91651	41627	71252	24091	47161	32040		32040
CENw	50925	36039	14886	59419	38121	21298	43855	100	33788
ThESNw	88546	69586	18960	56772	18520	38252	27923	1592	26331
Total in networks	345005	227423	117582	250242	94959	155283	149181	24606	124583
UHS	63348	0	63348	165904	71982	93922	108944	25372	83572
energy supply	56158	19970	36188	62725	25071	37654	43639	13485	30154
other affiliates	201565	100959	100606	140041	48924	91117	58387	20190	38197
Total in system	1687088	849127	837961	2000790	932515	116827	138421	574800	809418

ANALYSIS OF FINANCIAL -ECONOMIC AGGREGATES
OF THE COMPANY FOR THE YEAR 2004
Major results of the Company's activity on business-plan fulfillment

Revenue for the reporting period against the last year decreased by 1.1% to reach RUR 185,8 million . Revenue from energy supply totaled RUR 16 309,5 million or 95,7% of all revenues, from sales of other goods, services, works totaled RUR 740,05 million or 4,3%.

Altogether during the reporting period RUR 14 605,06 million or 96,9% of all expenses were spent for energy production. Expenses for other activity not related to energy production and transfer totaled RUR 475,01 million.

Revenue dynamics for 2003-2004


20000
15000
10000
5000
0
-5000
-10000
-15000
-20000
RUR, million
2500
2000
1500
1000
500
0
-500
-1000
profit
1868
1735
1955
17235
17050
-570
-68
-364
profit
net value
profit from sales
net profit

2002 2003 2004

Revenue decreasing determined by reduction of energy output because of entrance of one of large energy consumer JSC "Novokuznetsky Aluminum Plant" to FOREM. Some changes in the revenue structure related to the same cause: decreasing of revenue share from electricity sales while revenue share increasing from heat energy sales. Against the same period of the last year, revenue from sales of electricity decreased by 4,6% to reach RUR 615,49 million, and revenue from sales of heat energy increased by 11,8% to reach RUR 372,15 million. Thus, expenses structure changed: heat generation became less wasteful (by 4,6% , i.e. By RUR 557,8 million), expenses for heat generation increased by 6,1% to reach RUR 175,37 million.

In 2004 sales profit of the Company reached to RUR 1 957,77million against 2003 by 12,7% , i.e. by RUR 219,9 million.

In 2004, benefit's growth rate from sale of general production of the Company exceeded expense's growth rate in a major production that affected positively on the volume of profit from the selling of production, works and services of the Company in full. Besides, for the reporting period, commercial costs reduced by 87,4%, i.e. by RUR 17,2 million.

Over the results of the year 2004, sales profitability reached to 11,5% (against the last year 2003, when it was 10,1%).

Amount of operating assets on 31.12.04 reached to RUR 5 648,5 million. Reducing against the beginning of the year by RUR1 056,97 million or by 16% related at first to decreasing of short-time accounts receivable by RUR 1013,14 million, i.e. by 34%.

Extra capital of the Company by 9,4%, i.e. by RUR 2320,46 million decreased during the reporting period. These changes resulted to a transfer of "Increment property " (used source from early founded "Production development Fond ") from the extra capital to unappropriated balance of the last yeas on 31.12.2004., and to charge-off the revaluation sums of capital assets subject to retirement.

The Company sustained net losses equal to RUR 364 million during the reporting period. Besides, on the 31.12.2004 , restructuring debts on penalty tax and penalty provisions in the budget and off-budget fund that counted earlier at the Company's balance, was restored at the balance of the Company at the expenses of the last years. As a result, owned source of assets forming of the Company reduced by RUR 1 593,53 million or by 6,2 % during the year 2004.

Long term liabilities of the Company at the end of the year 2004 equal to RUR 3 620,84 million were represented as other long-term liabilities equal to RUR 2 956,2 million redeemable more than in 12 months (debts of suppliers and contractors under the Amicable agreement equal to RUR 1 512, 88 million, restructuring debts to the budget and off-budget funds equal to RUR 1 443,3 million), and other relayed tax liabilities equal to RUR 664 million).

Short-time liabilities of the Company reduced by RUR 912,8 million to reach RUR 4 708,7 million during the reporting period. And short-time bill payable reduced by RUR 1 390,6 million , i.e. by 36%, but credits and loans risen by RUR 274,7 million, i.e. 16%, and future revenues risen by RUR 203 million.

Accounts receivable

As compared with the beginning of the year, account receivable reduced by RUR 1 097,1 million.

Long-term accounts receivable reduced by RUR 84 million to reach RUR 1 193,1 million at the end of the reporting period.

Short-time accounts receivable reduced by RUR 1 013,1 million , i.e. by 34,4 %, from RUR 2 045,3 million to 1 932,2 million. Major cause of such reducing was reducing of overdue liabilities of consumers , and other debtors under the total sum equal to RUR 687,7 million, i.e. 3,8%.

During the year 2004, liabilities for output energy reduced. As a result, at the end of the reporting year energy consumer's liabilities was equal to RUR 1 579,6 million, against the beginning of the year less by RUR 563,15 million or by 26,3%.

Tight control on energy consumption of such consumers who are sponsored at the expenses of federal, regional and municipal budget assets. Reducing of liabilities of these enterprises reached to RYR 4,25 million (25,6%); 0,73 million (20,0%); 219,79 million (90,1%) accordingly in 2004. Energy output realized in accordance with volume of limits sponsored by budget financing.

On 31.12.2004 other accounts receivable reached to RUR 1 546,4 million, that was less by RUR 533,99million (25,7%) than at the beginning of the year.

Major reducing of accounts receivable during the reporting year was in accordance with the following articles:

- "paid advances" reduced by RUR 103,2 million (34,4%) in 2004. This reducing was reached due to limitation of time period for advances to be paid for equipment and raw material supply (Order of the Company dd.10.12.2003 №619 "On toughening for work with overdue accounts receivable");
- "budget payments" -reduced by RUR 143,18 million (32%) (amount of overcharge for income tax, capital tax etc. reduced);
- "other debtors" – reduced by RUR 197,8 million (57,8%) (due to debts amortization, unreal to be recovered).

In 2004 accounts receivable , unreal to be recovered equal to RUR 394,936 million was amortized and referred to the financial result of the Company, including:

- RUR 87,17 million – liabilities with expired term of limitation of action for consumers;
- RUR 244,265 million – tax liabilities (income tax, VAT), paid to the budget through the "problem banks";
- RUR 53 million – liabilities of JSC "Irkutskenergo";
- RUR 1,5 million – liabilities of affiliate's debtors (JSC "Prokopievskenergo");
- RUR 8,978 million – liabilities of other debtors (including Ltd. "Supervolokno".

On 31.12.2004 , reserve over the questionable liabilities equal to RUR 200 million was created.

Account payable

Further to long-term liabilities arrears of the Company which will be paid off later than 12 months after the reporting date is ascribed.

During the reporting 2004 year long-term liabilities of the Company increased by RUR 1 050,78 million or by 55%, including:

- before the suppliers and the contractors – by RUR 169,86 million or by 12,6 %,
- before the off-budget funds – by RUR 236,85 million or by 2,6 times,
- before the budget – by RUR 644,06 million or by 2,5 times.

The increase of long-term liabilities before the budget and off-budget funds is conditioned by transfer of restructured arrears of fines and penalty sanctions from off-balance accounts of the Company to the balance on the capital account.

The restructured liability of the primary arrears before the budget and off-budget funds is planned to be paid off by 01.08.2005. In compliance with this the fines and penalty sanctions restored in the balance will be written off (Resolutions of the RF Government # 699 of 01.10.2001, # 1002 of 03.09.1999).

Without taking into consideration the restructured arrears of fines and penal sanctions, the long-term credit liabilities reduced:

- before the budget by RUR 171,69 million or by 41% in accordance with the resolution of the Ministry of RF for Taxes and Duties in Kemerovo Region of 31.08.2001 # 1 "On restructuring of obligatory payments into budgets",
- before the off-budget funds by RUR 55,77 million or by 38% in accordance with the resolution of Kemerovo Inspection of the Ministry of RF for Taxes and Duties of 03.12.2001 "On conferring the right for restructuring of insurance payment liabilities to be paid to state social funds as well as of the charged fines and fees of the organization according to information available on 01.01.2001".

Besides, on the grounds of the Amicable agreement of 26.11.2004 approved by the resolution of the Court of Arbitration of JSC RAO "UES of Russia" of 30.11.2004 (Case # 42/2004-114), the procedure of paying off liabilities before JSC RAO "UES of Russia" has been changed. The arrearage at the rate of RUR 1290, 37 million is subject to acquittance within the period from 2005 to 2010. In this connection the liability earlier taken stock of as being short-term transformed to long-term liability RUR 311,6 million in total. Without the liability before JSC RAO "UES of Russia" long-term liabilities before the buyers and the customers were reduced by RUR 141, 76 million.



Dynamics of deptors' liability and accounts payable in 2004
Debtors' liability
Accounts payable (including liabilities of the Amicable agreement)
millions of RUR
6000
5000
4000
3000
2000
1000
0
5798
5458
4223
3126
Accounts payable (including liabilities of the Amicable agreement)
Debtors' liability
by 01.01.2004
by 31.12.2004

By the end of the year the short-term arrears of credits and laons increased by RUR 274,7 million up to RUR 1939, 88 million because of the necessity to pay off penalty sanctions RUR 669, 2 million in total for contaminant emission.

The credit portfolio of the Company by 31.12.2004 amounted to RUR 1671,5 million, including RUR 1666 million of primary arrearage of credit instruments, RUR 5,5 million of liabilities for charged but unpaid interest for the use of credit funds, conditioned by the terms of credit certificates. Short-term credits were drawn for the purpose of replenishment of circulating assets for paying off current liabilities of the Company.

During the reporting period the increase of liabilities for loans payable within 12 months after the reporting date by RUR 158,35 million or by 2,4 times took place. The increase is for the most part conditioned by selling of bills of exchange of the Company of "DN" series to the amount of RUR 156,85 million.

As compared to past year the short-term account payable on the whole in the Company reduced by RUR 1390,6 million or by 35,7% (from RUR 3892,75 million to RUR 2502,14 million).

The main reason of the reduction of short-term liabilities was the reduction of:

- the remainder of owned bills of exchange of the Company by RUR 540,89 million or by 49,2%;
- the arrears of license fee of JSC RAO "UES of Russia" as a result of concluding an amicable agreement of 26.11.2004 (transferred to the category of long-term liability) by RUR 311,6 million or by 16,1%
- the liabilities before the budget in accordance with the schedule of restructuring by RUR 233,28 million or by 34,5%;
- the liabilities before the off-budget funds in accordance with the schedule of restructuring by RUR 25,5 million or by 28,3%;
- the liabilities before the contractors for the work carried out and (or) the services provided by RUR 173,67 million or by 65,5%;
- the liabilities before the suppliers of fuel (coal, gas, fuel oil) by RUR 8,6 million or by 4,2%.

Past-due account payable reduced by RUR 517,38 million or by 77,7% down to RUR 148,17 million.

Owing to the expiry of the statute of limitation or the liquidation of the contracting party of the Company, writing off of unclaimed accounts payable in the amount of RUR 10,67 million was executed in 2004.

Assessment of financial indices in the upshot of economical activities of the Company

Coefficients characterizing the paying capacity of the Company

Title of index	2001	2002	2003	2004
General current position	0,649	0,585	0,483	0,521
Coefficient of absolute liquidity	0,034	0,058	0,029	0,108
Coefficient of "cutoff score"	0,711	0,650	0,535	0,543
Coefficient of current liquidity	1,869	1,429	1,166	1,272
Coefficient of provision of equity capital	0,067	-0,127	-0,139	-0,475


Dynamics of payment capacity of the Company in 2003-2004
2
1,8
1,6
1,4
1,2
1
0,8
0,6
0,4
0,2
0
1,869
1,429
1,166
1,272
0,649
0,585
0,483
0,521
0,034
0,058
0,029
0,108
2001
2002
2003
2004
0,1
0
-0,1
-0,2
-0,3
-0,4
-0,5
-0,6
Provision of eqity capital
Coefficient of absolute liquidity
General current position
Coefficient of current liquidity
Coefficient of provision of equity capital

Paying capacity of the Company remains at low level as before and is explained by lack of financing of power supply system by tariff basis. At the same time coefficients characterizing the paying capacity of the Company have positive dynamics, if compared to 2003.

The general current position, in comparison with 2003, increased by 7,9% and by the end of 2004 amounted to 0,521.

The coefficient of absolute liquidity shows which part of current liabilities may be paid off by the Company in the shortest possible time (payment with quick assets: bankroll and bills of exchange, i.e. until 31.12.2004 only 11% of short-term liabilities may be paid off in the shortest possible time (in 2003 – 3%).

The coefficient of "cutoff score" characterizes payment capability of the company at timely debtor payments. In that way by the end of 2004 the Company could repay 54% of its current liabilities on condition of 100% liquidity of current debtor liability (term of repayment – less than a year).

The coefficient of current liquidity characterizes payment capacity of the company at full mobilization of circulating capital (selling of all stocks, full payment of deptors). Coefficient of current liquidity by the end of 2004 amounted at 1,272. This means that by mobilizing all its circulating assets the Company will be able to repay its current liabilities and 27,2% of its long-term liabilities (including those provided by the Amicable agreement).

Negative value of the coefficient of provision with circulating equity capital is the evidence of lack of owned circulating assets. Deterioration of this index in 2004 was caused by the reduction of the equity capital of the Company.

Title of index	2001	2002	2003	2004
Coefficient of arrear	0,423	0,330	0,329	0,342
Coefficient of property	0,703	0,752	0,752	0,745
Coefficient of financing	2,365	3,031	3,036	2,922
Coefficient of financial stability	0,827	0,843	0,832	0,856
Net wealth, RUR million	16 729	20 875	24 808	24 579

Coefficient of arrear characterizes financial autonomy of the enterprise and shows how much borrowed capital accounts for 1 RUR in the equity capital.

The value of the coefficient in 2004 amounted to 0,342, i.e. by the end of 2004 1 RUR of equity capital accounted for 34 kopecks of borrowed capital. The change of the index in 2003-2004 reveals the increase of the dependence of the Company from external sources of bankroll.



3,5
3
2,5
2
1,5
1
0,5
0
2,365
0,827
0,703
0,423
3,031
0,843
0,752
0,33
3,036
0,832
0,752
0,329
2,922
0,856
0,745
0,342
2001
2002
2003
2004
Coefficient of arrear
Coefficient of financing
Coefficient of financial stability
Coefficient of property

The coefficient of property shows the allotment of property of the enterprise formed at the expense of owned sources (authorized capital stock, surplus capital, retained income, etc.) In case the index is higher than 50%, creditors' risk comes to a minimum, i.e. by selling half of its property formed at owned expense, the enterprise can pay off all its promissory notes, even if the second half into which the borrowed funds are invested will for some reasons be depreciated.

At the end of 2004 the value of this index made up 74,5%, which is lower if compared to 2003 by 0,9%.

The coefficient of financing characterizes the financial autonomy of the enterprise and shows how much equity accounts for 1 RUR of the borrowed current assets.

The value of the coefficient of financing in comparison with 2003 decreased from 3,036 to 2,922 which indicates the increase of dependency of the Company from borrowed sources, i.e. by the end of 2004 1 RUR of the borrowed current assets accounts for 2 RUR 92 kopecks of equity.

The coefficient of financial stability as compared to 2001 increased by 3,5%, if compared to 2003 – by 2,9%, and by the end of 2004 amounted to 0,856.

Dynamics of net wealth of the Company in 2001-2004


30000
25000
20000
15000
10000
5000
0
million RUR
2001
2002
2003
2004

Net wealth of the Company for the period from 2001 to 2004 increased by RUR 4849,7 million (46,9%) and amounted to RUR 24578,85 million. It is necessary to mention the decrease of the level of net wealth by the end of 2004 by RUR 229,5 million, as compared to the similar period of the past year, which is caused by the increase of liabilities excluded from the value of assets (reinstatement of fines and fee sanctions into the budget and off-budget funds from off-balance accounts to the balance of the enterprise on 31.12.2004 amounted to RUR 1226,79 million).

Yield indices

Title of index	2001	2002	2003	2004
Return on sales (sales profitability)	9,14	12,56	9,7	11,47
Common profitability of the reporting period	2,89	-1,62	3,11	-0,82
Profitability of primary activity	3,18	-1,85	3,44	-0,93

As appears from the table above, sales profitability in 2004 amounted to 11,47% which is 1,77 percent higher than in the previous period.


Profitability of the Company
Return on sales
Common profitability of the
14
12
10
8
6
4
2
0
-2
-4
%
9,14
12,56
9,7
11,47
2,89
-1,62
3,11
-0,82
2001
2002
2003
2004

The value of common profitability and profitability of primary activity in 2004 became worse owing to suffering a loss before the taxation at the end of 2004 and amounted to 0,82% and 0,93% accordingly.

The personnel policy of the Company is directed at attracting, training and motivating highly qualified personnel for formation, development and perfecting of economically efficient, profitable, investment-attractive and integrated into the economy of Russia business - company.

Main activities of the strategy of Company in the field of personnel development are:

- staffing of the industry with the workers of required professionalism and qualification, performing of work on further improvement of age parameters of the personnel.
- education, preparation and advanced training of the personnel, preparation of a reserve for replacement of executives.
- provision of conditions, stimulating the labor of workers, maintenance of social orientation in process of personnel management, protection of workers' interests.
- further increase in importance of professional psychologists when managing the personnel.
- all-round strengthening of labor discipline, increase in the material and economic responsibility of the personnel.

The following measures were put into effect in 2004 in this connection:

- levels of authority of Company's top managers were precisely determined;
- strategic sessions of Company's branches were organized with the purpose of accepting a mission, corporate valuables and business principles of the company;
- a system was introduced to assess the efficiency of administrative activity of higher managers of the Company;
- the development program «Top managers of the company» promoting receiving of business education under long-term training programs was implemented;
- systems and principles of material stimulation of workers were developed;
- A development program «Middle managers» was introduced. A corporate agreement on long-term training of personnel at the International institute of management "LINK" was concluded and the first corporate group was trained;
- a competence model of the personnel determining the system of requirements to knowledge, skills, professional and business qualities, performance of each worker was developed;
- a new approach to hiring the personnel is introduced - selection on the competitive basis, taking into account requirements of the company for introduction of rather strict criteria of selection;
- a personnel reserve of the Company for all key positions was built up.

An assessment of the personnel reserve of the Company was given;

- the structure of the executive apparatus was optimized for new problems under conditions of reforming the energy sector;
- regulations on structural subdivisions of the executive apparatus and branches were developed, official functions of workers were precisely defined and businesses processes of subdivisions and workers were specified.

New forms of training - ***centralized corporate education*** - providing for receiving of corporate discounts were introduced.

An intracompany corporate education has been developed assuming conducting of seminars by specialists of the executive apparatus.

In the field of corporate culture traditions of the company are maintained as holding a corporate holiday devoted to the Day of Powerman, as well as Days of Open Doors for students and schoolchildren, meetings with higher managers of the company on the perspectives of the industry development, problems and achievements; contests for the best thematical work and the best story about powermen, organization of holidays in children's homes and rendering of the sponsor's help for them.

You may familiarize yourself with the electronic version of the ANNUAL REPORT OF KUZBASSENERGO FOR 2004 on the website: www.kuzbassenergo.ru

The information software about the Company's personnel contains the information on measures being taken, vacancies, introduction of new normative documents, etc.

The principal position of the Company consists in the fact that the Company's force lies not only in the production capacities. The main force of the Company is the competent personnel and its ability to constant perfection, obtaining of the new world and domestic experience, initiative solution of more complex challenges. An integral part of personnel management is the social policy directed to improvement of social indicators of welfare of Company's employees and members of their families.

As of 31.12.2004 the number of of Company's personnel constituted 9674 persons, including: executives -1495 persons, specialists -1804 persons, workers - 6274 persons, employees-101 persons. Women account for 36,7 % among workers.

As compared with 2003, there was a reduction of personnel number by 3079 person. This change corresponds to the program of optimization of Company's personnel number during reformation. In 2004 the personnel was removed from the non-profile and service business of the Company.

The age indicators of the Company's workers in 2004 remained approximately at the level of past year and constituted: workers under the age of 30 years - 1808 persons; from 30 to 50 - 5632 persons; above 50 - 2234 persons; workers of the pension age - 565 persons.


2234
1808
5632
below 30
from 30 to 50
older 50

The movement of the personnel in 2004 was 5,6 %, which is 0,3 % less than in 2003 and 1,6 % - in 2002.


8
7
6
5
4
3
2
1
0
2002
2003
2004

The educational level of Company's workers is maintained at a high enough level. The number of workers having a higher education constituted 2837 persons (6 % more than in the past year), candidates of sciences - 8 persons, secondary professional education - 6837 workers.


2837
8
6837
higher
candidates of sciences
Secondary-special

Within the framework of development of the system of intracorporate education and advanced training according to the Program of development of the Company's personnel 4614 workers have been trained.

education and advanced training of the Company's personnel


116
1147
1696
1655
executives
workers
specialistes
top-managers

Main lines of social policy are:

- improvement of the system of material and non-material stimulation of workers' labor;
- Improvement of working and repose conditions, development of sports and amateur performances;
- improvement of housing policy;
- creation of conditions for organization of non-state pension assurance.

In 2004 the Industry tariff agreement and the Collective agreement of the Company were implemented. Wages were paid at a fixed time. Taking into account the inflationary process and with the purpose of fulfilling the Industry tariff agreement and the Collective agreement tariffs were increased in 2004. The monthly average wages of all personnel in 2004 grew up as compared with the wages in 2003 by 20,3 % and amounted to 10971 rubles,

In 2004 according to the Collective agreement and the Provision for improvement of Company workers' health purpose-oriented work on improvement of the Company's personnel and children health was carried on. The children of workers of the power company had a rest in the summer health-improving camps. Workers improved their health in the sanatoria of Russia.

The company constantly exercises care for participants of the Great Patriotic war of 1941-1943, for non-working pensioners of the Company paying a quarterly material aid, granting them privileges stipulated in the Collective agreement.

In 2004 a complex sports festival among branches of the industry was successfully held, on the results of which combined teams of the Company were formed from the best sportsmen, which successfully participated in the sports undertakings organized by the RAO "UES of Russia ".

	GOSA according to 2001 results	GOSA according to 2002 results	GOSA according to 2003 results
Retained profit ('000 R),	2 997	-531606	790
Surplus fund ('000 R)	2 997	0	40
Investments	0	0	750
Dividends ('000 R)	0	0	0
Other purposes	0	0	0

According to the performance results in 2001 the retained profit (excluding affiliated and dependent companies) amounted to RUR 2977 thousand. As per decision of the annual general meeting of Company's shareholders dated 21.06.2002 (protocol No. 10) the earned profit was directed to replenishment of the surplus fund, the decision on calculation and payment of dividends on the ordinary registered stocks of the Company according to results of 2001 fiscal year was not taken.

According to the performance results in 2002 the undistributed loss amounted to RUR 569856 thousand (including affiliated and dependent companies), for the same period excluding affiliated and dependent companies the loss amounted to RUR 531606 thousand. As per decision of the annual general meeting of Company's shareholders dated 02.06.2003 (protocol No. 11) the sustained loss was not distributed, the decision on calculation and payment of dividends on the ordinary registered stocks of the Company according to results of 2002 fiscal year was not taken.

According to the performance results in 2003 the net profit of the Company (excluding affiliated and dependent Companies) amounted to RUR 790 thousand, for the same period excluding affiliated and dependent companies..... thousand rubles. As per decision of the annual general meeting of Company's shareholders dated 24.06.2004 (protocol No.12) the earned profit was distributed as follows:

- for replenishment of the surplus fund –RUR 40 thousand;
- for replenishment of the accumulation fund (investments) – RUR 750 thousand.

The decision on calculation and payment of dividends on the ordinary registered stocks of the Company according to results of 2003 financial year was not taken.

MAIN ACTIVITIES OF THE COMPANY IN 2005

The basic goal of the Company in 2005 will be a reliable and uninterrupted supply of users with heat and electric power, ensuring earning of profit, increase in Company capitalization and increase of its investment appeal in the process of reforming the power sector of Russia.

The basic production goals facing the Company in 2005 are:
1. Ensuring a reliable heat- and power supply of users of the region, especially in the period of autumn and winter maximum loadings;
2. Implementation of the repair program of the equipment of power station, electric and thermal networks;
3. Ensuring fulfillment of the task of RAO "UES of Russia" for building up of fuel reserves at the warehouses for 01.01.2006;
4. Implementation of the investment program of the Company.

In this connection the priority will be given to the production work;
■ Putting into service the boiler of station № 16 ТП-87M-type with steam capacity of 420 t/h at the Kemerovskaya GRES;
■ reconstruction of the boiler of station № 8, ТП-10-type with the purpose of reduction of NOx emission at the Tom-Usinskaya GRES;
■ modernization of electric precipitators of the boiler of station № 14 at the Kemerovskaya GRES;
■ introduction of three-stage fuel burning in the boiler of station № 11 with the purpose of reduction of NOx emission at the Kemerovskaya TETS;
■ reconstruction of ash-catching installations of the boiler of station № 8 at the Novo-Kemerovskaya TETS;
■ installation of the fire-extinguishing system of fuel feeder at the Tom-Usinsk GRES, Belovskaya GRES, the Thouth-Kuzbass GRES, Kemerovskaya GRES, the Western-Siberian TETS, the Kuznetskaya TETS;
■ reconstruction of SS Pashkovsk 35/10 KWt with replacement of oil circuit breakers for electrogas ones in the Western electrical networks;
■ installation of ASDU system of the tidal electric station in the Northern electrical networks;
■ replacement of the transformer of 32 MVA for 40 MVA at SS Tyrgansk in the Central electrical networks;
■ reconstruction of ZRU of 6 kV with replacement of oil circuit breakers and PZA SS of 356 kV at SS Abashevsk 1/2","Severnaya" in the Southern electrical networks;
■ above-ground laying of the head section of heat pipeline 2 Du 600 mm of the Kuznetskaya TETS from TK-1 up to TK-2 with a bridge system above the railway in the thermal networks;
■ introduction of the automated informational-measuring system of the commercial accounting in the Energosbyt;

Regarding financial activity in 2005 the following activities will be of priority for the Company:
1. Implementation of the program of cost reduction, including further development of competitive system of purchasing goods, operations and services;
2. Meeting the conditions of the amicable settlement with creditors of the Company as a pledge of successful reforming;
3. Establishment of economically justified tariffs for the Company;

4. Increase of financial stability of the Company, decrease of break between payables and receivables;
5. Maintaining the investment attractiveness of the Company.

In 2005 the management of the Company will continue work on the project of reformation which has been submitted for consideration to the major shareholders.

The project provides division of competitive and exclusive activities in conformity with the basic reformation of AO-Energo. Reorganization will be effected through separation. The company being reorganized will reserve the functions of the regional electrical network company. During separation creation of new economic companies is anticipated - the JSC «Kuzbass regional electrical network company», JSC «Main electrical networks Kuzbassenergo», JSC «South Kuzbass generating company», JSC «North- Kuzbass generating company», JSC «Kuzbass power sales company».

The JSC «Kuzbass regional electrical network company» (company being reorganized) will perform functions of transfer and distribution of electric power from the source to the user. The JSC «Main electrical networks Kuzbassenergo» will possess the only assets - shares of the JSC " MMSC "Sibir" received in exchange for a property complex of networks relating to the installations of the Uniform national electrical network.

The JSC «South Kuzbass generating company» (Kuzbassenergo 1) and JSC «North Kuzbass generating company» (Kuzbassenergo 2) are regional generating companies set up on the basis of generating assets of power stations and main heat networks assets of the Management of thermal networks by zones of power supply and administrative-territorial division.

The JSC «Kuzbass power sales company» is engaged in selling and purchasing electric energy, with possible functions of the guaranteeing supplier.

Supplemental information for shareholders

Security exchange rate

Shares of the Company are quoted on the Russian Trading System Stock Exchange (RTS) and other exchanges of the Russian Federation

The first transaction with the Company's shares on RTS was registered on the 9th of January at the price of USD 0,53500$.

In total 48 transactions with ordinary shares of the Company in the volume of tenders of 2 987 610 pieces or 1 980 647 $ have been registered for 2004 on RTS. Maximum price of transaction equal to $ 0,70500 was registered on he 3rd of December 2004.

The following companies purchased shares in the region: Ltd. "the Company "Primula", Ltd. "Financial Company" Inellect-Cpital", Ltd. "ABK-Trade" (Kemerovo), Closed JSC Financial Company "START" (Anzhero-Sudzhensk), Ltd. "The Company "Brokkercredittrans" (Novosibirsk). Purchasing cost for a share wobbled from RUR 13,00 (January 2004) to RUR 17,00 (December, 2004). Maximum cost was fixed at the level of RUR 18,60.

Market capitalization of shares

Market capitalization of the Company's shares was equal to $ 292,9 million on the 31st of December 2003, and the market capitalization was $ 412,7 million on the 31st of December 204.

Addresses, telephones, contacts, bank details, the company website, summary of auditor and registrar of the company.

Postal address of the company: №30, Kuznetsky prospect, GSP-2, Kemerovo, 650000
Tel.: (384-2) 29-33-59
Fax: (384-2) 29-37-77
e-mail: adm@kuzbe.elektra.ru
web: http://www.kuzbassenergo.ru
Bank details: INN 4200000333
Acc. 40702810126020102036 in Kemerovo branch of savings bank № 8615, Kemerovo, corr/acc. 30101810200000000612, BIK 043207612

By resolution approved by general meeting of shareholders of the Company dd. 24.06.2004, ZAO "BDO Yunikon" was appointed as an auditor of the Company. ZAO "BDO Yunikon" was registered by Taxation Department of RF №26 in the South administrative district of Moscow.
Registration certificate's note in the Common State register of legal entities dd.17.09.2003, series 77 № 006871546, general state registration No. 1037739271701.
Postal address: №125, Varshavskoye road, Moscow, 117545
Tel.: (095) 797-56-65, 319-72-90, 319-56-90.
Fax: (095) 319-59-09, 797-56-60.
e-mail: reception@bdo.ru

License № E 000547 dd.25.06.2002 for auditor activity issued by the Ministry of Finance of RF.
Duration: till 24.06.2007

JSC "The Central Moscow Depository" kept the register of Registered Securities holders of the Company.
Postal address: №34 , stroieniye 8, Bolshaya Pochtovaya str., Moscow, 105082
Tel: (095) 264-44-23
Fax: (095) 265-43-36
e-mail: mcdepo@dol.ru
web: http://www.mcd.ru
License №10-000-1-00255 dd.13.09.2002 for registrars' activity issued by the Federal Committee for securities market of RF.
Duration: without time-limit.

Balance sheet of the Company for 2004,
In thousand RUR.

Assets	**01.01.2004**	**31.12.2004**
Non-current assets	3	3
Current assets	24799990	24174166
Inventories	1508667	1662284
Additions to property, plant and equipment	10	8
Long-term financial investments	207134	484581
Deferred tax assets	422358	527682
Total non-current assets	**26938162**	**26848724**
Inventories and expenses	1199756	1162236
value added tax, VAT	912987	685019
accounts receivable	4741382	3726144
Short-time financial investments	5421	29340
monetary	62187	262702
Total current assets	**6921733**	**5865441**
Total assets	**33859895**	**32714165**

Shareholder's equities and liabilities	01.01.2004	31.12.2004
Share capital	606164	606164
Additional share capital	24557347	22236879
capital reserves	16818	16858
unappropriated balance	263213	1264973
Total share capital and reserves	**25743542**	**24124874**
Long-term liabilities	**2268478**	**3619140**
Short-time loans and credits	2109851	2445505
account payable	3677710	2259489
Income payment debts	141	141
Future income	60173	265016
Total short-time shareholder's equities and liabilities	**5847875**	**4970151**
Total shareholder's equities and liabilities	**33859895**	**32714165**

Income Statement of the Company for 2004

Activities	**2004**	**2003**
Net profit from sale of goods, products, works, and services (less VAT, excises, and other mandatory payments)	16704631	16993144
Net cost of the sold goods, services and works	14825003	15325761
Commercial charges	941	19235
Profit from sales	**1878687**	**1648148**
Interest receivable	922	533
Interest payable	199188	265194
Income from shares in other companies	2659	-
Other operational revenues	1153455	2686164
Other operational expenses	1643627	2858157
Non-operating revenues	185393	116376
Non-operating expenses	1568712	830462
Income before tax	**190411**	**497408**
Value added tax and other similar payments	198152	497721
Extraordinary revenues	9262	4856

Extraordinary expenses	11279	3753
Net income (unappropriated balance/loss) of the reporting period	**-390580**	**790**

Auditor's firm opinion

ON STATUTORY ACCOUNTING REPORTS OF OPEN JOINT STOCKCOMPANY OF ENERGY AND ELECTRIFICATION KUZBASSENERGO FOR THE 2004 REPORTING PERIOD

Audit of the accounting report of JSC "KUZBASSENERGO" (hereinafter – the Company) for the period of 2004 was made by ZAO "BDO Yunikon in accordance with the contact dd.11.08.2004 under the No. 10206-01-266/04, concluded according to resolution approved by general meeting of shareholders of the Company to elect as auditor of the Company ZAO BDO Yunikon (resolution №12 dd. 24.06.2004).

1. We have audited the accounting report for the period 2004, comprised of 65 pages, contain the following:

- balance sheet (form №1) – 6 pages ;
- Income Statement (form №2) – 3 pages;
- statement of changes in equity (form №3) – 3 pages;
- statement of cash flow (form №4) – 3 pages;
- attachments to the balance sheet (form №5) – 6 pages;
- Explanatory note – 44 pages.

The Executive Body of the Company is responsible for the preparation and presentation of these accounting statements in accordance with regulations fifed by Federal Law No. 129-FZ dd.21.11.1996 "About accounting" (with amendments and additions), Rules for accounting, Order of the Ministry of Finance of RF No.67н dd.22.07.2003 "About accounting statement's forms' and other regulations of RF, defined an order of accounting and accounting statements.

Mr. Mikhailov Sergey Nickolaevich as the general director of the Company is responsible
for accounting organization, as observance of RF legislation under economic operations execution.
Mrs. Riumova Alevtina Nickolaevna as chief accountant of the Company is responsible for accounting policy forming, bookkeeping, timely presentation of full and reliable accounting reports.

Audit's liability is to express an opinion based on results of the audit on the truthfulness of the financial statements, in all material respect, and the compliance of the accounting procedures, in all material respects, with the legislation of the Russian Federation. The purpose of our work was not expression of opinion on full conformity of the Company's activity to the legislation of the Russian Federation and evaluation of the Company's management efficiency.

Our opinion cannot be considered by the user of the reporting as an expression of confidence of a steadiness of activity of the Society in the future.

2.The audit was conducted in accordance with Federal Law No.119-FZ dd. 07.08.2001 "On audit activities" and Federal audit rules (standards) approved by the Government of the Russian Federation No. 696 dd.23.09.2002 (with amendments and additions), other standards regulated audit, and also with company standards and audit methodic. Also we used internal rules (standards) of the accredited professional audit union IPAR.

Audit was planned and performed to obtain reasonable assurance that the financial statements of the Company are free of material misstatements. The audit included examination, on a test basis, of evidence supporting the amounts including estimates made by management, disclosures on the financial and operational activities of the Company, assessment of the accounting principles and methods, preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a sufficient basis for our opinion on the truthfulness of the financial statements in all material respects and the compliance of the accounting procedures in all material respects with the legislation of the Russian Federation.

We established, that the Company does not create a reserve on depreciate securities on financial investments in the affiliates in a stage of bankruptcy proceedings. As a result, an overstating of the line 140 "Long term investments" on 01.01.2004 by RUR 155 296 thousand took place.

3. In our opinion except for the effect on the accounting reports of the matters referred to in the preceding paragraph, the accounting statements of the Company attached to this report have been properly prepared to present, in all material respects, the financial position of the Company as at 31 December 2004 and financial results of its operations for the period from 1 January up to 31 December 2004.

4. Without further qualifying our opinion, we draw attention to information stated in the explanatory notes to the accounting report , in part " Disclosure of major reporting data. Additional share capital".
On 01.01.2004the amount of additional share capital was increased by RUR 2 200 161 million , and unappropriated balance was reduced by the same amount due to reflection in accordance with earlier standards in force, of the sum in the structure of the additional share capital of gratuitously received values and accumulation fund on the major assets putted into operation during the last periods.

Due to inventory-taking this mistake was corrected on 31.12.04.

Deputy General director Z.A. Khailo

In-charge of the audit,
Auditor's qualification certificate for general audit № 012121 issued by Central certifying and licensing audit commission of the Ministry of Finance of RF dd.25.04.96,
Since 28.03.2002 was prolonged for unlimited terms (record №104 of Central certifying and licensing audit commission of the Ministry of Finance of RF).

Auditor's opinion

To Shareholders and to the Board of Directors of joint stock company "Kuzbassenergo"

1. We have audited the attached consolidated Balance Sheet of the joint stock company of "Kuzbassenergo" (hereinafter – the Group) for the period on 31 December 2004, also consolidated Profit and Loss Account, Consolidated Cash Flow Statement, consolidated report on changes in the capital during the reporting year.

Preparation of the statutory accounting reports is the responsibility of management of the Group.
Our responsibility as auditors is to express our opinion on these consolidated financial reports.

2. We conducted our audit in accordance with Federal Auditing Standards.
Audit was planned and performed to obtain reasonable assurance that the consolidated financial statements of the Group are free of material misstatements. The audit included examination, on a test basis, of evidence supporting the amounts including estimates made by management, disclosures on the financial and operational activities of the Group , assessment of the accounting principles and methods, preparation of the consolidated financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a sufficient basis for our opinion expression.

3. We believe that the attached consolidated financial statements reflects in all material respects the financial status of the Group as of 31 December 2004 and the results of its operations and its cash flows for the year then ended, in accordance with International Accounting Standards approved by the Council on International accounting standards.

ZAO BDO Yunikon
№125, Varshavskoye road, Moscow, 117545

	Notes	Year ended 31 December 2004	Year ended 31 December 2003
Assets			
Non-current assets			
Fixed assets	7	25 616 846	27 091 323
Other financial assets	8	992 207	1 018 682
intangible assets	9	15 730	17 190
Total non-current assets		**26 624 783**	**28 127 195**
Current assets			
Accounts receivable and prepayments	10	1 423 692	2 538 613
Inventories	11	1 183 856	1 296 304
Short-term financial investments	12	104 488	76 961
Cash and cash equivalent	13	374 083	84 425
Other current assets	14	761 986	1 079 606
Total current assets		**3 848 105**	**5 075 909**
Total assets		**30 472 888**	**33 203 104**
Shareholders' equity and liabilities			
Shareholders' equity			
Ordinary shares (nominal value RR 606.164 thousand)	15	3 689 102	3 689 102
Retained earnings		18 775 296	19 468 883
Total shareholders' equity		**22 464 398**	**23 157 985**
Minority interests	16	**26 871**	**42 085**
Long-term liabilities			
Deferred profits tax liabilities	17	1 870 435	1 287 193
Other long-term liabilities	18	1 669 013	2 895 629
Total long-term liabilities		**3 539 448**	**4 182 822**
Short-time accounts payable			

not big and their concluding doesn't refer to the usual economic activity of the Company.

21. The inner documents touch the coordination of the operations which are not included in the business plan of the Company.
22. There are no people in the executive agencies of the Company, who are participants, the General Director (a manager), members of the Board or lawyers, of another competitive Company.
23. There are no people in the executive agencies of the Company, who would be accused of committing economic crimes, crimes against state authorities, state service and local self-government; or who would commit business, finance, tax and securities misdemeanors.
24. According to the inner documents or the Charter of the Company, the big bargain can be approved before its conclusion.
25. It is obligatory to involve an independent adjuster to evaluate the property, which is the subject of a big bargain.
27. According to the inner documents or the Charter of the Company, it is obligatory to involve an independent adjuster to define the correlation of stock convert in a process of reorganization.
28. The inner documents contain the information, documents and data, which should be presented to Shareholders during the discussions at the general meetings of Shareholders.
29. The Company has a web-site in the Internet; the web-site covers the information about the Company regularly.
30. The Board of Directors confirms the procedures of internal control over the economic activity of the Company.
31. The Special Group of the Company watches the observance of the rules of internal control procedures (Control-and-Audit Service).
32. There are no people in the Control-and-Audit Service, who would be accused of committing economic crimes, crimes against state authorities, state service and local self-government; or who would commit business, finance, tax and securities misdemeanors.
33. There are no people in the Control-and-Audit Service, working in the executive agencies of the Company, who are participants, the General Director (a manager), members of the Board or lawyers, of another competitive Company.
34. The internal documents of the Company define the period for the handling-in the documents and materials in the Control-and-Audit Service to evaluate the conducted economic operation; and responsibility of the authorities and workers of the Company in case of non-handling-in within a defined period.
35. The internal documents of the Company set the procedure of coordination of a non-standard operation with the Management Body.

Information about the substantial facts
(in accordance with the resolution of the Russian Federal Commission on securities From 02.07.03 № 03-32)

In 2004, the year under review, the Company did not make bargains, which are recognized by the FL "About joint-stocks companies" as big ones.
In 2004, the year under review, the Company did not make bargains, which are recognized by the FL "About joint-stocks companies" as bargains, which meet one's personal interests.
Other substantial facts, which took place in the year under review:

1."Information about the date of issuer list closing":
The full firm-name of the issuer (the name for nonprofit organizations) with the specifying of the legal form: Kuzbass joint stock company of energy and electrification.
The location: 650000, 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia.
ID code of a tax-payer: 4200000333.
Unique code assigned by the recording body: 00064-A.
The substantial fact code: 08.
The Internet address, used by the issuer to publish the information about the substantial facts: http://www.kuzbassenergo.ru/
The name of the printed edition, used by the issuer to publish the information about the substantial facts: the newspaper "Kuzbass".
The type, category, series and other ID features of Registered Securities: nominal shares.
The purpose of making the list of shareholders of nominal shares: holding the annual general meeting of shareholders.
The date of making the list of shareholders of nominal shares: 7.05.2004
The date of making the minutes of the meeting of an authorized body: 30.04.2004

2. "Information about the resolutions of general meetings".
1. The full firm-name of the issuer (the name for nonprofit organizations) with the specifying of the legal form: Kuzbass joint stock company of energy and electrification.
2. The location: 650000, 30, Kuznetsky prospect, GSP-2, Kemerovo, Russia.
3. ID code of a tax-payer: 4200000333.
4. Unique code assigned by the recording body: 00064-A.
5. The substantial fact code: 1000064A24062004.
6. The Internet address, used by the issuer to publish the information about the substantial facts: www.kuzbassenergo.ru/inf/facts/index.shtml.
7. The name of the printed edition, used by the issuer to publish the information about the substantial facts: the newspaper "Kuzbass", Tabloid "Vestnik of Russian FCS".
8. The type of general meeting (annual, special): annual.
9. The form of general meeting: meeting.
10. Date and place of the general meeting: 24.06.2004, Novokemerovskaya heat power plant, Predzavodskoy settlement, Kemerovo.
11. The quorum of the general meeting: 548 140 582 votes, that is 90.4278% from the total number of poller shares.
12. Questions put to the vote and the results:

About the approval of the annual report, annual bookkeeper's records, income and loss statement of the Company, distribution of profit (including distribution of dividends) and loss on fiscal year 2003.
The vote results: "for" – 547 672 982 votes, "against" – 374 800 votes, "abstain" – 92 800 votes, "invalid voting paper" – 0 votes.

About the election of the members of the Board of Directors of the Company.

Vote results (cumulative voting):

1. Vagner Andrey Alexandrovich "for" – 551 267 233 votes;
2. Gorev Ilia Evgenyevich "for" – 3 935 690 votes;
3. Kostuk Mikhail Dmitriyevich "for" - 30 690 votes;
4. Negomedzianov Alexander Alexandrovich "for" – 544 567 523 votes;
5. Nikiforov Nikita Victorovich "for" – 544 567 723 votes;
6. Novikov Nikolay Valentinovich "for" – 544 567 723 votes;
7. Parkhomuk Olga Viktorovna "for" – 544 562 523 votes;
8. Platonov Vladimir Yuryevich "for" – 548 472 723 votes;
9. Abyzov Mikhail Anatolyevich"for" – 3 970 691 votes;
10. Glotov Andrey Eduardovich"for" – 30 690 votes;
11. Mazikin Valentin Petrovich"for" – 549 490 809 votes;
12. Goncharov Igor Mikhaylovich"for" – 73 890 votes;
13. Eliseeva Irina Eduardovna"for" – 30 690 votes;
14. Kozhura Ruslan Vyacheslavovich"for" – 548 290 411 votes;
15. Tobak Alexander Yakovlevich"for" – 54 490 votes;
16. Khromov Sergey Leonidovich"for" – 548 409 711 votes;
17. Timofeev Dmitry Innokentyevich"for" – 24 790 votes;
18. Skuratov Dmitry Yuryevich"for" – 24 790 votes;
19. Bolshakov Andrey Nikolaevich "for" – 548 288 511 votes;
20. Sorokin Igor Yuryevich"for" – 29 990 votes;
21. Shumilov Alexander Alexandrovich"for" – 548 288 511 votes.

About the election of the members of the Auditing Commission of the Company

Vote results:

1. Kleshnina Natalya Victorovna

"for" – 297 285 300 votes, "against" – 249 240 982 votes, "abstain" – 0 votes, "invalid voting paper" – 1 609 900 votes.

2. Sanzharevsky Vsevolod Vsevolodovich

"for" – 297 285 700 votes, "against" – 249 240 982, "abstain" – 200 votes, "invalid voting paper" – 1 607 300 votes.

3. Gadzhiev Ilya Ibragimovich

"for" – 297 266 300 votes, "against" – 249 253 182 votes, "abstain" – 2 200 votes, "invalid voting paper" – 1 614 500 votes.

4. Dolgopol Olga Semenovna

"for" – 297 280 700 votes, "against" – 249 240 982 votes, "abstain" – 0 votes, "invalid voting paper" – 1 614 500 votes.

5. Mikhno Irina Vasilyevna

"for" – 297 276 100 votes, "against" – 249 243 382 votes, "abstain" – 2 200 votes, "invalid voting paper" – 1 614 500 votes.

6. Mikhailova Tamara Dmitryevna

"for" – 249 225 382 votes, "against" – 297 094 100 votes, "abstain" – 2 200 votes, "invalid voting paper" – 1 814 500 votes.

About the audit approval of the Company

Vote results: "for" – 547 860 582 votes, "against" – 277 800 votes, "abstain" – 2 200 votes, "invalid voting paper" – 0 votes.

Vote results:

5.1. Article 5 of the Charter of the Company
"for" – 297 422 400 votes, "against" – 249 258 382 votes, "abstain" – 1 429 600 votes, "invalid voting paper" – 30 200 votes.

5.2. Subparagraph 21, paragraph 15.1. article 15 of the Charter of the Company
"for" – 297 442 800 votes, "against" – 250 660 182 votes, "abstain" – 7 400 votes, "invalid voting paper" – 30 200 votes.

5.3. Subparagraph 29, paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 651 382 votes, "against" – 31 600 votes, "abstain" – 1 427 400 votes, "invalid voting paper" – 30 200 votes.

5.4. Subparagraph 30, paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 620 382 votes, "against" – 47 600 votes, "abstain" – 1 442 400 votes, "invalid voting paper" – 30 200 votes.

5.5. Subparagraph 31, paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 633 182 votes, "against" – 47 600 votes, "abstain" – 1 429 600 votes, "invalid voting paper" – 30 200 votes.

5.6. Letter m) Subparagraph 37, paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 591 582 votes, "against" – 47 600 votes, "abstain" – 1 471 200 votes, "invalid voting paper" – 30 200 votes.

5.7. Subparagraph 41, paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 591 582 votes, "against" – 47 600 votes, "abstain" – 1 471 200 votes, "invalid voting paper" – 30 200 votes.

5.8. Subparagraph 42, paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 641 582 votes, "against" – 4 400 votes, "abstain" – 1 464 400 votes, "invalid voting paper" – 30 200 votes.

5.9. Subparagraph 44, paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 665 782 votes, "against" – 39 200 votes, "abstain" – 1 435 600 votes, "invalid voting paper" – 0 votes.

5.10. Paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 680 982 votes, "against" – 36 800 votes, "abstain" – 1 422 800 votes, "invalid voting paper" – 0 votes.

5.11. Paragraph 15.1. article 15 of the Charter of the Company
"for" – 546 684 382 votes, "against" – 34 600 votes, "abstain" – 1 421 600 votes, "invalid voting paper" – 0 votes.

5.12. Add with the article 18.1.
"for" – 548 083 982 votes, "against" – 55 000 votes, "abstain" – 1 600 votes, "invalid voting paper" – 0 votes.

5.13. Paragraph 25.8. article 25 of the Charter of the Company
"for" – 548 083 782 votes, "against" – 55 200 votes, "abstain" – 1 600 votes, "invalid voting paper" – 0 votes.

Statements of the resolutions adopted by the general meeting

Question № 1:

To approve the annual report of the Company by the results of 2003, bookkeeper's record of the Company by the results of 2003, income and loss statement of the Company by the results of 2003.

To approve the following distribution (loss) of the Company in fiscal year of 2003:

Net profit (loss) of the reporting period: to distribute 790 000 rubles for:

Surplus fund 40 000 rubles.

Accumulation fund 750 000 rubles.

Dividends 0.

Paying off the loss of previous years 0.
Not to pay out dividends on common stocks by the results of 2003.

Question № 2:
To include in the Management Board:
1. Vagner Andrey Alexandrovich
2. Mazikin Valentin Petrovich
3. Platonov Vladimir Yuryevich
4. Khromov Sergey Leonidovich
5. Kozhura Ruslan Viacheslavovich
6. Bolshakov Andrey Nikolaevich
7. Shumilov Alexander Alexandrovich
8. Nikiforov Nikita Victorovich
9. Novikov Nikolay Valentinovich
10. Negomedzianov Alexander Alexandrovich
11. Parkhomuk Olga Viktorovna

Question № 3:
To include in the Auditing Commission:
1. Sanzharevsky Vsevolod Vsevolodovich
2. Kleshnina Natalia Victorovna
3. Dolgopol Olga Semenovna
4. Mikhno Irina Vasilyevna
5. Gadzhiev Ilia Ibragimovich

Question № 4:
To approve, as the audit of the Company, Closed Joint-Stock Company "BDO Yunikon", Moscow, license № E 000547 from 25.06.02.

Question № 5:
To add the following amendments to the Charter of the Company:
5.1. by the vote results on paragraph 5.1. of the question № 5 on the agenda, the resolution on putting amendments in the Charter of the Company is not adopted.
5.2. by the vote results on paragraph 5.2. of the question № 5 on the agenda, the resolution on putting amendments in the Charter of the Company is not adopted.
5.3. Article 15: subparagraph 29 paragraph 15.1.:
"29) preliminary approval of the resolution on the conclusion of bargains, connected with gratuitous assignation of the Company or rights of property (requirements) to itself or to the third person; bargains, connected with discharge of property requirements to itself or to the third person; bargains, connected with gratuitous service of the Company for the third person, in cases (size), defined by some resolutions of the Board of Directors of the Company, and making resolutions on conclusions of the bargains by the Company in cases, when the mentioned above cases (size) are not defined".
5.4. Article 15: to exclude subparagraph 30 paragraph 15.1.
5.5. Article 15: to exclude subparagraph 31 paragraph 15.1.
5.6. Article 15: letter m) subparagraph 37 paragraph 15.1.:
"m) about the establishment the procedure of payment of compensation to the members of the Board of Directors and the Auditing Commission".
5.7. Article 15: to exclude subparagraph 41 paragraph 15.1.
5.8.Article 15: subparagraph 42 paragraph 15.1.:
"42) the Company promotes candidatures to the post of individual executive body and other management bodies, control bodies, and also candidatures to the post of audit of the

organizations, fulfilling the production, transfer, manual supervision, distribution and sale of electric and heat energy as well as repair and service work".

5.9.Article 15: subparagraph 44 paragraph 15.1.:

"44) the approval of the candidature of an independent broker (brokers) to define the value of stocks, property and other asset of the Company, in the cases, provided by the FL "About joint-stocks companies", this Charter, and some resolutions of the Board of Directors of the Company".

5.10. Article 15: to add subparagraph 46 to paragraph 15.1.:

"46) preliminary approval of the collective treaty, agreements, completed by the Company to regulate social-labor relations".

5.11. Article 15: to add subparagraph 47 to paragraph 15.1.:

"47) the approval of the candidature to the post of financial consultant, required in accordance with the FL " About equity market".

5.12. To add the article 18.1.:

"Article18.1. The Committees of the Board of Directors of the Company.

18.1.1. The Committees of the Board of Directors are formed by the decisions of the Board of Directors.

18.1.2. The Committees of the Board of Directors are established to work up the questions, included in the authority of the Board of Directors, or being studied by the Board of Directors to control the activity of the executive body of the Company, and to work out the needed recommendations to the Board of Directors and the executive body.

18.1.3. the order of activity, forming, authority and term of the Committees of the Management Board is defined by the resolutions of the Board of Directors".

5.13. Article 25:

Paragraph 25.8.:

"25.8. If the resolution on one or several items on the agenda of the general meeting of Shareholders is not adopted, in 40 days after the general meeting of Shareholders, where the resolutions on one or several items had not been adopted, the recurring general meeting takes place. Only those non-adopted items are included in the agenda of the general meeting of Shareholders. During this recurring general meeting of the Shareholders, people, who have a right to participate in the general meeting of the Shareholders, are defined in accordance with the list of people, who have a right to participate in the general meeting of the Shareholders, where the resolutions on one or several items on the agenda had not been adopted".